Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Date: 28 February 2008

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SEC Mail Processing
Section

MAR 06 2008

Washington, DC
110

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

08001124

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

3/11

bank hapoalim

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Grant of Rights to Purchase Shares*	*17/02/2008*	*1*
2.	*Grant of Rights to Purchase Shares*	*17/02/2008*	*2*
3.	*Holding(s) in Company*	*17/02/2008*	*3*
4.	*Notice of AGM*	*13/02/2008*	*4*
5.	*Private Placement of Securities*	*13/02/2008*	*5*
6.			
7.			
8.			
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Schedule 1

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/02/2008
Reference: 2008-01-045249

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)

Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *February 17, 2008* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *105253*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities:
Ordinary Shares of NIS 1.- n.v.
Stock Exchange Number of the Share Resulting from Realization of the Security: *662577*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *105253*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 105253*
Period During Which Securities May Be Realized: *From January 1, 2012 to December 31, 2012*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *January 20, 2008* and the reference number thereof is *2008-01-019602.*

Schedule C

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/02/2008
Reference: 2008-01-045246

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to Purchase Shares (Securities Convertible into Share Capital)

Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *February 17, 2008* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *4159504*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities: *Ordinary Shares of NIS 1.- n.v.*
Stock Exchange Number of the Share Resulting from Realization of the Security: *662577*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *4159504*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 4159504*
Period During Which Securities May Be Realized: *From January 1, 2012 to December 31, 2012*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *January 20, 2008* and the reference number thereof is *2008-01-019593.*

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

SEC Mail Processing Section

MAR 06 2008

Washington, DC
110

Transmission date: 17/02/2008
Reference: 2008-01-046236

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *17/02/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	20.80	20.80	20.51	20.51
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.00	6.00	5.91	5.91
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	95,343,626	7.55	7.55	7.44	7.44
6	Lazard Asset Management LLC	BNHP Ordinary Shares	63,608,757	5.04	5.04	4.96	4.96

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): 262,731,308

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.80% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.80% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.80% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*

No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *520037573*

Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*

Country of Citizenship/Incorporation or Registration: ______________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *75,764,441*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Zvi Ziv.*

No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 94,790,326
Change in Quantity of Securities: *553,300*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 69,152,510 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Lazard Asset Management LLC*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *05-0530199*

Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *63,608,757*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The holding is on behalf of holdings of Lazard Asset Management LLC, its subsidiaries and its clients.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

Bank Hapoalim B.M. (the “Company”, or the “Bank”)

Immediate report pursuant to the Securities Regulations (Transaction Between a Company and its Controlling Shareholder), 5761-2001 and the Securities Regulations (Periodic and Immediate Reports), 5730-1970, concerning the holding of an annual General Meeting of the shareholders in the Company (the “Meeting”), which shall be held on Thursday, March 20, 2008, at 11:00 in the morning, at Levinstein Tower, 23 Menachem Begin Road, 3rd floor, room 313, in Tel Aviv, for adoption of the resolutions on the agenda, as follows:

a. **On the General Meeting's Agenda:**

1. Discussion of the financial statements and the report of the Company's Board of Directors for 2006.

2. Reelection to the Company's Board of Directors of the following directors (who were appointed by the Bank's Board of Directors pursuant to Section 16(c) of the Company's articles), after their appointment was approved by the Supervisor of Banks: Oded Sarig (appointed by the Board of Directors on September 10, 2007); Mali Baron (appointed by the Board of Directors on September 10, 2007); Leslie Littner (appointed by the Board of Directors on September 10, 2007); Nir Zichlinsky (appointed by the Board of Directors on September 10, 2007); Ronen Israel (appointed by the Board of Directors on October 29, 2007).

   The vote shall be taken separately with respect to each director.

3. Approval of directors' compensation (except for directors, the approval of the compensation with respect of whom is submitted separately to approval under item 4 on the agenda, and except for Dan Dankner whose proposed employment terms shall be approved separately): subsequently to the General Meeting's resolution dated November 10, 2005, which approved the aforesaid compensation sums, it is proposed to approve that the Company continue paying compensation for the office of a Company's director and for participating in the meeting of the Company's Board of Directors and the committees' thereof, in the aforesaid sums, to all of the Company's directors (including external directors), as they shall be from time to time, who are not controlling shareholders in the Company or relatives of the same or directors, the compensation payable for whom is paid to the controlling shareholders in the Company, and as long as they act as directors in the Company. And these are the compensation sums: annual compensation in the sum of NIS 93,810, which shall be paid in 4 equal payments at the beginning of each quarter for the preceding quarter; and participation compensation for participating in the meeting of the Board of Directors or of any of its committees in the sum of NIS 2,500 per meeting. The annual compensation and the participation compensation shall be fully and currently linked to the increase in the consumer price index, such that the basic index for calculating the linkage shall be the index published on December 15, 2004. As of the date of the report, the sum

of the annual compensation after the linkage to the index is approx. NIS 99,313 and the participation compensation after the linkage to the index is approx. NIS 2,647.

4. Approval of directors' compensation (annual compensation and participation compensation) to Messrs. Efrat Peled and Nir Zichlinsky in the same sums and at the same terms as specified in Section 3 of the agenda, effective as from the beginning of their office in the Company, as long as they act as directors in the Company. Ms Efrat Peled acts as a director in the Company as from January 24, 2007. Mr. Nir Zichlinsky acts as a director in the Company as from September 10, 2007.

5. The Bank's engagement, according to which the Bank shall provide a prior undertaking to indemnify the following directors: Efrat Peled, Oded Sarig, Mali Baron, Leslie Littner, Nir Zichlinsky, Ronen Israel and Yair Orgler, in the form of the indemnification letter that is attached as Annex B to the report. The form of the indemnification letter is in accordance with the form of the indemnification letters that were provided in the past to the other acting directors in the Bank, as approved in the past by the Company's authorized bodies. Granting indemnification to Oded Sarig, Mali Baron, Leslie Littner, Ronen Israel and Yair Orgler (which requires approval by simple majority) shall be submitted to the Meeting's approval in one resolution, and granting indemnification to Efrat Peled and Nir Zichlinsky (which requires approval by special majority, as specified below) shall be submitted to the Meeting's approval in a separate resolution.

6. Ratification of the terms of the directors and officers liability insurance, which was renewed on June 1, 2007, and shall expire on May 31, 2008 (the "Existing Policy"). The total coverage sum is 200 million dollar and the total premium is approx. 1,721 thousand dollar. For the rest of the details of the insurance see Section 6 of Chapter A hereof; it is also proposed to approve that the Bank purchase insurance policies for officers liability insurance, after the expiry of the Existing Policy, which new policies shall be purchased including by way of further extensions or renewal of the Existing Policy and/or by way of purchasing another policy with an insurance coverage that shall be no less than the existing coverage as aforesaid, subject to the following accumulative conditions: (1) the purchases of the policies as aforesaid shall be done for such number of insurance periods that shall not exceed five years in total, after the expiry of the Existing Policy; and (2) the limits of the liability in such policy shall not exceed 400 million dollar, per action and in total, and the annual premium shall not exceed 5 million dollar. The resolution with respect to the ratification of the Existing Policy and the resolution concerning the extension of the Existing Policy after its expiration, as aforesaid, shall be submitted to the Meeting's approval in two separate resolutions.

7. Re-appointment of the accountants Ziv Haft, Accounting Firm and Somekh Chaikin, Accounting Firm, as the Company's auditors, and

authorizing the Board of Directors to determine their fees. In addition, the fees of said accountants for performing the audit activities and for additional services to the Bank in 2006 shall be reported in the Meeting.

8. Grant of options to Mr. Dan Dankner, the Chairman of the Company's Board of Directors, and approval to engage in an agreement with Mr. Dan Dankner, with respect to this office as the Chairman of the Company's Board of Directors; it is proposed to approve as follows: [a] Mr. Dankner shall be allotted 825,000 options that are exercisable to up to 825,000 registered ordinary shares of the Company with a par value of NIS 1 against an exercise price of NIS 16.40 per option. This exercise price constitutes the average closing price of the Company's share in the Tel Aviv Stock Exchange Ltd. in the fifteen trading days prior to the date of the Board of Directors' resolution to grant the options. The options shall have a vesting period of one year that shall begin on June 24, 2007, which is the commencement date of his office as the Chairman of the Bank, and shall expire 4 years after the allotment date. The shares arising for Mr. Dankner from the exercise of the options (the "**Exercise Shares**") constitute approx. 0.07% of the Company's issued and paid-up capital and of the voting rights therein on the report's date. The fair value of the options based on the Black-Scholes model on the Board of Directors' approval date was NIS 3,942,025. For full details concerning the terms of the options and the calculation of the fair value, see material private placement report pursuant to the Securities Regulations (Private Placement of Securities in a Listed Company), 5760-2000, which is published by the Company concurrently herewith; and [b] Mr. Dan Dankner shall stop, effective from January 1, 2008, receiving compensation from Isracard Ltd. ("**Isracard**") and from Poalim Capital Markets – Investment House Ltd., Poalim Capital Markets and Investments – Holdings Ltd., Poalim Capital Markets Ltd. and Poalim Ventures – Fund Management Ltd. (all subsidiaries of the Company, which shall be jointly referred to hereinafter as "**PCM**") (Mr. Dankner acts as the Chairman of the Board of Directors in these companies). Concurrently, Mr. Dankner shall enter into an agreement with the Company with respect to this office as the Chairman of the Company's Board of Directors. The term of the agreement is until June 30, 2012. According to the proposed agreement, the employment terms of Mr. Dankner, for the period that commenced on January 1, 2008, shall be as follows: monthly salary (gross) in the sum of NIS 140,000 (linked to the index increase, whereby the basic index is the index known on January 1, 2008); related benefits (the tax payments therefor shall be grossed up by the Company), including providing a car of group 7 as well as a chauffer, and Mr. Dankner shall be entitled to have a telephone with two lines, to a cellular telephone, to reimbursement of expenses incurred by him in performing his duty, including for travels overseas and newspapers; the Company shall continue to make for Mr. Dankner remittances to pension, compensation, savings and advanced training provident funds, to which remittances were made for Mr. Dankner for his term of office

in Isracard and PCM. Concurrently, the Bank shall deduct from Mr. Dankner's remuneration contributions for provident payments, which are Mr. Dankner's payments, and shall transfer the same to the provident funds, and all in the manner that it was done on the eve of the agreement. Upon the discontinuation of the office, whether on Mr. Dankner's initiative or on the Company's initiative, Mr. Dankner shall be entitled to severance payment of 250%, for the period commencing on January 1, 2005; Mr. Dankner shall be entitled to 25 paid vacation days for each work year (and a relative number of work days for a part of the year); to annual convalescence payment, at the customary rate for executives, for 13 convalescence days; and to 25 paid sick days for each year. Sick and vacation days that were accumulated to Mr. Dankner's credit in the period commencing on May 15, 2004 and were not exercised by him shall be available to his credit during the term of the agreement with him; any grant of additional remuneration benefits to Mr. Dankner (bonus and additional options to Company's shares) shall be subject to the approval of the Audit Committee, the Board of Directors and the General Meeting of the Company, as well as to the obtaining of approvals as required under any law. Each one of the parties may terminate the engagement at any time, even before the end of the agreement's term, by giving a prior notice, provided that if the discontinuation of the office is on the Company's initiative, a prior notice of 12 months shall be given, and if the discontinuation of the office is on Mr. Dankner's initiative, a prior notice of 6 months shall be given.

b. **Controlling Shareholders with Personal Interest in the Engagement on the Agenda and the Nature of this Interest:**

Arison Holdings (1998) Ltd., the controlling shareholder of the Company ("**Arison Holdings**"), may have a personal interest in the engagements specified in Sections 4, 5 (in relation to the indemnification letters to be given to Efrat Peled and Nir Zichlinsky only) and 6 on the agenda, for the following reasons: with respect to the engagement specified in Section 4 on the agenda: Ms Efrat Peled and Mr. Nir Zichlinsky act in Arison Holdings as CEO and Deputy CEO and Business Development Manager, respectively, and the sum paid for their office as directors in the Company shall be paid by the Bank to Arison Holdings; with respect to the engagement specified in Section 5 on the agenda and with respect to granting the indemnification to Efrat Peled and Nir Zichlinsky only, the grant of this indemnification may be considered, for the sake of prudence only, as an exceptional transaction of the Company with another person, in which the controlling shareholder of the Company has a personal interest, since, under the indemnification letters issued by Arison Holdings to these officers, Arison Holdings undertook, *inter alia*, to indemnify them for damages caused to any of them in their capacity as officers in Arison Holdings and/or a company controlled by Arison Holdings. According to these indemnification letters issued by Arison Holdings, in case that these officers would actually receive any payments pursuant to an insurance policy or any other indemnification agreement, Arison Holdings would not be subject to the indemnification obligation as aforesaid, except for damages for which no

indemnification as aforesaid was received. In light of the aforesaid, the grant of indemnification letters by the Company (as well as the procuring of insurance as aforesaid in Section 6 on the agenda) to these officers may diminish the indemnification payment that Arison Holdings would be required to pay to these officers, and therefore, for the sake of prudence, Arison Holdings may have a personal interest in this engagement; with respect to the engagement specified in Section 6 on the agenda, this engagement, for the sake of prudence, may be considered as an exceptional transaction of the Company with another person, in which the controlling shareholder has a personal interest, since Messrs Efrat Peled, Nir Zichlinsky and Irit Izakson are insured under the policy, and for the same reason as aforesaid with respect to the personal interest in receiving the indemnification letters (similarly to Efrat Peled and Nir Zichlinsky, also Irit Izakson, who acts as a director in Arison Holdings, received an indemnification letter from Arison Holdings. Procuring the insurance that also covers these officers may diminish the indemnification sums, which Arison Holdings may be required to pay pursuant to the indemnification letters issued thereby as aforesaid).

c. **Names of the Directors who have Personal Interest in the Engagement on the Agenda, which are Submitted to Approval as Controlling Shareholder Transaction, and the Nature of this Interest:**

With respect to the engagement concerning the directors' compensation (item 4 on the agenda), all of the directors in the Company have personal interest (except for Mr. Dan Dankner), since the same compensation is paid to all of the acting directors (except for Mr. Dan Dankner). Similarly, all of the directors in the Company have personal interest with respect to the insurance (item 6 on the agenda) since they also will be entitled to insurance. With respect to the engagement concerning the indemnification (item 5 on the agenda), the directors Efrat Peled, Oded Sarig, Mali Baron, Leslie Littner, Nir Zichlinsky, Ronen Israel and Yair Orgler have a personal interest since they will be entitled to receive the indemnification letters.

d. **The Majority Required for Approving the Engagements**

The majority that is required for approving the resolutions in items 2, 3, 5 (except with respect to the grant of indemnification letters to Efrat Peled and Nir Zichlinsky), 7 and 8 is a simple majority of the votes of the shareholders who participate in the vote (not including abstainers). The majority that is required for approving the resolutions in items 4, 5 (with respect to the grant of indemnification letters to Efrat Peled and Nir Zichlinsky only) and 6 is a simple majority of the votes of the shareholders who participate in the vote (not including abstainers), provided that one of the following conditions is met: (1) at least one-third of the total votes of the shareholders, who do not have a personal interest in the resolution and who participate in the vote, shall be included in the counting of the majority votes; Abstentions shall not be counted in the count of the total amount of shareholder votes; (2) the total votes of the opponents among the shareholders who are determined in Subsection (1) shall not exceed one percent of the total voting rights in the Company.

e. **Further Information**

The effective date for determining the entitlement to participate and vote in the Meeting pursuant to Section 182(b) of the Companies Law is Monday, February 18, 2008 (the "**Effective Date**"). Any shareholder of the Company, who is entitled to participate and vote in the Meeting, may appoint a proxy to vote in his name. The letter of appointment and the proxy (if any), pursuant to which the letter of appointment was executed, shall be deposited at the Company's offices no less than forty-eight (48) hours prior to the time scheduled for the beginning of the Meeting. In addition, a shareholder may vote in the Meeting (on certain matters) by means of a written ballot. Voting by means of a written ballot shall be done by using the other part of the written ballotattached hereto.

Please note that Section 34(1a) of the Banking (Licensing) Law, 5741-1981, provides as follows: "no person shall agree with another concerning their voting for the appointment of a director of a banking corporation or a banking holding corporation, unless this is in accordance with a permit that the Governor has given following consultation with the License Committee; this provision shall not apply to a holder of means of control who has agreed with another, that the other shall vote in this name and on his behalf for the person whom the holder of the means of control has instructed him to, and on condition that the other shall not vote in the name of and on behalf of more than one other holder". Therefore, with respect to the election of the directors (item no. 2 on the agenda of the General Meeting), a proxy who is also a shareholder in the Bank may vote in the name and on behalf of only one more shareholder. With respect to the other items on the agenda, the proxy is not prevented from representing more than one shareholder.

If, half an hour after the time that was scheduled for the Meeting, at least two (2) shareholders, who hold or represent at least 25% of the total votes in the Company, are not present, personally or by proxy, ("**Legal Quorum**"), then the Meeting shall be adjourned for one week and shall be held on Thursday, March 27, 2008, at the same time and place. If at the adjourned meeting no Legal Quorum is present half an hour after the time scheduled for the meeting, then the meeting shall be held with any number of participants whatsoever.

The written ballot, which can be used for voting, (the "**Written Ballot**") and the Statements of Position, as defined in Section 88 of the Companies Law, insofar as such are issued, are available on the Securities Authority's Distribution Site at http://www.magna.isa.gov.il (the "**Distribution Site**") and on the website of the Tel Aviv Securities Exchange Ltd. at http://maya.tase.co.il. The voting by Written Ballot shall be done by using the second part of the Written Ballot, as published on the Distribution Site. Any shareholder may approach the Company directly and receive from it the text of the Written Ballot and the Statements of Position. The Member of a Stock Exchange shall send, free of charge, by electronic mail, a link to the text of the Written Ballot and the Statements of Position on the Distribution Site to each shareholder who is not registered on the Registry of Shareholders and whose shares are registered with this Member of a Stock Exchange, if the shareholder

notified that he was interested therein, provided that the notice was given with respect to a certain securities account and prior to the effective date of record.

According to the Companies (Proof of Ownership of a Share for the Purpose of Voting at a General Meeting), 5760-2000, a shareholder, in whose name shares are registered with a Member of a Stock Exchange, who desires to vote in the Meeting, shall submit to the Company a certification from that Member of a Stock Exchange concerning his ownership in the shares on the effective date of record, as required under these regulations. A shareholder, whose shares are registered with a Member of a Stock Exchange, is entitled to receive the ownership certification from the Member of a Stock Exchange via which he holds his shares at the branch of the Member of a Stock Exchange or by mail at his address in return for postage fees only, at his request. A request with this respect shall be given in advance to a certain securities account.

The Written Ballot and the documents that are required to be attached thereto as specified therein shall be submitted to the Company's offices (including by registered mail), together with an ownership certification (and with respect to a registered shareholder – together with a photocopy of the identity card, passport or certification of incorporation, as the case may be), until seventy-two (72) hours prior to the time scheduled for holding the Meeting, namely until Monday, March 17, 2008, at 11:00am. For this purpose, the "Submission Date" is the date on which the Written Ballot and the attached documents were received at the Company's offices.

The last date for submitting statements of position to the Company is until ten (10) days after the effective date of record, namely until Thursday, February 28, 2008, at 11:00am.

The full text of the resolution submitted for the approval of the General Meeting, the full report of the Bank's financial statements and Board of Directors' report for 2006, with their annexes, the Bank's Articles of Association and the text of the indemnification letter are open for inspection at the office of the Bank's secretary, 63-65 Yehuda Halevy Street in Tel Aviv, during regular working hours, after prior coordination at 03-5673800.

Bank Hapoalim B.M.

Bank Hapoalim B.M.

February 13, 2008

To
The Securities Authority
Via Magna

To
The Tel Aviv Stock Exchange Ltd.
Via Magna

Dear Madams, Sirs,

Re: **Bank Hapoalim Ltd. (the "Company" or the "Bank") - Immediate Report Pursuant to the Securities Regulations (Transaction between a Company and its Controlling Shareholder), 5761-2001 (the "Controlling Shareholders Regulations") and the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the "Reports Regulations")**

Pursuant to the Controlling Shareholders Regulations and the Reports Regulations, an immediate report is hereby filed concerning the holding of an annual General Meeting of the Company's shareholders (the "**Meeting**"), which shall be held on Thursday, **March 20, 2008**, at 11:00am, at the Company's offices at Levinstein Tower, 23 Menachem Begin Road in Tel Aviv (3rd floor, room 313), for adoption of the resolutions on the agenda, as specified below.

A. On the Agenda of the Annual General Meeting

1. Discussion of the Company's Financial Statements and Board of Directors' Report for 2006

The Bank's periodic report for 2006 (including the financial statements and Board of Directors' report), which was published on March 21, 2007, is available on the Securities Authority's Distribution Site at http://www.magna.isa.gov.il and on the Tel Aviv Stock Exchange's website at http://maya.tase.co.il.

2. Approval of Appointment of Directors

It is proposed to reelect to the Company's Board of Directors the following directors (who were appointed by the Bank's Board of Directors pursuant to Section 16(c) of the Company's articles)[1], after their appointment was approved by the Supervisor of Banks: **Oded Sarig** (appointed by the Board of Directors on September 10, 2007); **Mali Baron** (appointed by the Board of Directors on September 10, 2007); **Leslie Littner** (appointed by the Board of Directors on September 10, 2007); **Nir Zichlinsky** (appointed by the Board of

[1] The directors Oded Sarig, Mali Baron, Leslie Littner and Ronen Israel are "external directors" pursuant Section 301 of the Proper Conduct of Banking Business Regulations of the Bank of Israel, but they do not act as External Directors in the meaning of Section 239 of the Companies Law, 5759-1999.

Directors on September 10, 2007); **Ronen Israel** (appointed by the Board of Directors on October 29, 2007).

Details concerning each director pursuant to Section 26 of the Reports Regulations are attached in **Annex "A"** hereof.

The vote shall be made with respect to each director separately.

Required majority: a simple majority of the participating votes (not including abstainers).

3. **Approval of Directors' compensation, except in relation to directors, the compensation approval with respect to whom is submitted for approval under item 4 on the agenda**

After the approval of the Company's Audit Committee and Board of Directors for this purpose was obtained on February 11 and 13, 2008, respectively, and further to the resolution of the General Meeting dated November 10, 2005, which approved the compensation sums specified below, it is proposed to approve that the Company continue paying compensation for the office of a Company's director and for participating in the meeting of the Company's Board of Directors and the committees' thereof, in the aforesaid sums, to all of the Company's directors (including external directors)[2], as they shall be from time to time, who are not controlling shareholders in the Company or relatives of the same or directors, the compensation payable for whom is paid to the controlling shareholders in the Company, and as long as they act as directors in the Company. Mr. Dan Dankner, the terms of office and employment of whom are submitted separately for approval hereunder, shall not be entitled to directors' compensation as aforesaid.

And these are the compensation sums: **annual compensation** in the sum of NIS 93,810, which shall be paid in 4 equal payments at the beginning of each quarter for the preceding quarter; and **participation compensation** for participating in the meeting of the Board of Directors or of any of its committees in the sum of NIS 2,500 per meeting. The annual compensation and the participation compensation shall be fully and currently linked to the increase in the consumer price index, such that the basic index for calculating the linkage shall be the index published on December 15, 2004, and the new indexes shall be those that were and will be published on (or about) each 15th day of the month preceding the month in which the payment was or shall be made. As of the date of the report, the sum of the annual compensation after the linkage to the index is approx. NIS 99,313 and the participation compensation after the linkage to the index is approx. NIS 2,647.

Required majority: a simple majority of the participating votes (not including abstainers).

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[2] The approval of the compensation with respect to the external directors is in accordance with Section 8a (relative compensation) of the Companies (Rules concerning compensation and expenses of an external director) Regulations, 5760-2000.

4. **Approval of Directors' compensation to Messrs. Efrat Peled and Nir Zichlinsky**

After the approval of the Company's Audit Committee and Board of Directors for this purpose was obtained on February 11 and 13, 2008, respectively, it is proposed to approve directors' compensation (annual compensation and participation compensation) to Messrs Efrat Peled and Nir Zichlinsky in the same sums and at the same terms as specified in Section 3 of the agenda, effective as from the beginning of their office in the Company, as long as they act as directors in the Company.

Ms Efrat Peled acts as a director in the Company as from January 24, 2007. Mr. Nir Zichlinsky acts as a director in the Company as from September 10, 2007.

Ms Efrat Peled and Mr. Nir Zichlinsky act in Arison Holdings (1998) Ltd., the controlling shareholder in the Company, as CEO and Deputy CEO and Business Development Manager, respectively, and the sum paid for their office as directors in the Company shall be paid by the Bank to the controlling shareholder in the Company. For the sake of prudence, this payment may constitute an exceptional transaction of the Company with its controlling shareholder. It should be noted that the Company has not yet paid directors' compensation for the offices of Messrs Efrat Peled and Nir Zichlinsky.

Required majority: a simple majority of the votes of the participating shareholders (not including abstainers), provided that one of the following conditions is met: (1) at least one-third of the total votes of the shareholders, who do not have a personal interest in the resolution and who participate in the vote, shall be included in the counting of the majority votes; Abstentions shall not be counted in the count of the total amount of shareholder votes; or (2) the total votes of the opponents among the shareholders who are determined in Subsection (1) shall not exceed one percent of the total voting rights in the Company (hereinafter: the "**Majority Required for Controlling Shareholders Transactions**").

5. **Indemnification Undertaking**

After the approval of the Company's Audit Committee and Board of Directors for this purpose was obtained on February 11 and 13, 2008, respectively, it is proposed to approve the Bank's engagement, according to which the Bank shall provide a prior undertaking to indemnify the following directors: Efrat Peled, Oded Sarig, Mali Baron, Leslie Littner, Nir Zichlinsky, Ronen Israel and Yair Orgler, in the form of the indemnification letter that is attached as **Annex "B"** hereto (the "**Indemnification Letter**" and the "**Indemnification Undertaking**"). The form of the indemnification letter is in accordance with the form of the indemnification letters that were provided in the past to the other acting directors in the Company, as approved in the past by the Company's authorized bodies, including the General Meeting.

Granting indemnification as aforesaid to the directors Efrat Peled and Nir Zichlinsky may be considered, for the sake of prudence, as an exceptional

transaction of the Company with another person, in which the controlling shareholder of the Company has a personal interest, and this for the following reason: under the indemnification letters issued by Arison Holdings (1998) Ltd., the controlling shareholder in the Company ("**Arison Holdings**") to each one of Efrat Peled and Nir Zichlinsky, Arison Holdings undertook, *inter alia*, to indemnify them for damages caused to any of them in their capacity as officers in Arison Holdings and/or a company controlled (according to the definition of the term "**Control**" in the Securities Law, 5728-1968), directly or indirectly, by Arison Holdings. According to these indemnification letters issued by Arison Holdings, in case that these officers would actually receive any payments pursuant to an insurance policy or any other indemnification agreement, Arison Holdings would not be subject to the indemnification obligation as aforesaid, except for damages for which no indemnification as aforesaid was received; in light of the aforesaid, the grant of indemnification letters by the Bank (as well as the procuring of insurance as aforesaid in Section 6 on the agenda) to these officers may diminish the indemnification that Arison Holdings would be required to pay to these officers, and therefore, for the sake of prudence, Arison Holdings may have a personal interest in this engagement.

Required majority: with respect to granting indemnification letters to Oded Sarig, Mali Baron, Leslie Littner, Ronen Israel and Yair Orgler - a simple majority; with respect to Efrat Peled and Nir Zichlinsky – the Majority Required for Controlling Shareholders Transactions.

The indemnification undertaking, as aforesaid, shall be submitted to the Meeting's approval in two separate resolutions: (a) indemnification to Oded Sarig, Mali Baron, Leslie Littner, Ronen Israel and Yair Orgler; and (b) indemnification to Efrat Peled and Nir Zichlinsky.

6. **Insurance**

[a] After the approval of the Company's Audit Committee and Board of Directors for this purpose was obtained on February 11 and 13, 2008, respectively, it is proposed to ratify the terms of the directors and officers liability insurance, which was renewed on June 1, 2007, and shall expire on May 31, 2008 (the "**Existing Policy**"), as follows:

	Directors and Officers Insurance Policy	Directors and Officers Insurance Integrated in the Banking Insurance Policy	Total
Insurance commencement date	June 1, 2007	June 1, 2007	
Cover sum ($ in million)	175	25 (above $175 million)	200
Premium ($ in thousand)	1,685	36	1,721
Insurance is in force	May 31, 2008	May 31, 2008	

until			
Self Participation of director and officer	0		
Self Participation of the Company ($ in thousand) except for U.S. and Canada	200		
Self Participation of the Company in U.S. and Canada ($ in thousand)	375		
Self Participation for SEC action filed in U.S. or Canada with respect to Level 1 ADR plan ($ in thousand)	500		

[b] It is also proposed to approve that the Bank purchase insurance policies for officers liability insurance, after the expiry of the Existing Policy, which new policies shall be purchased, including by way of further extensions or renewal of the Existing Policy and/or by way of purchasing another policy, with an insurance coverage that shall be no less than the existing coverage as aforesaid in Subsection [a], subject to the following accumulative conditions: (1) the purchases of the policies as aforesaid shall be done for such number of insurance periods that shall not exceed five years in total, after the expiry of the Existing Policy; and (2) the limits of the liability in such policy shall not exceed 400 million dollar, per action and in total, and the annual premium shall not exceed 5 million dollar. For the avoidance of doubt, it is hereby clarified that the Company's engagements in insurance policies, in accordance with the terms specified above, shall not be submitted to an additional approval of the Company's Audit Committee and Board of Directors, however, shortly prior to the date of the engagement in the insurance policies, a report of the Company's management shall be given to the Audit Committee, certifying that the new policies meet the terms of the aforesaid resolutions.

The insurance, as aforesaid, shall be submitted for the Meeting's approval in two separate resolutions: (a) approval of the Existing Policy, as aforesaid in Section 6[a], and (b) approval of the extension of the policy after the expiry of the Existing Policy, as aforesaid in Section 6[b].

Required majority: for the sake of prudence, the aforesaid insurance may be considered as an exceptional transaction of the Company with another person, in which the controlling shareholder has a personal interest, since Messrs Efrat Peled, Nir Zichlinsky and Irit Izakson are insured under the policy. Similarly to Efrat Peled and Nir Zichlinsky, also Irit Izakson (who is also a director in Arison Holdings) was issued in the past an indemnification letter from Arison Holdings, and procuring the insurance by the Company may diminish the

indemnification sums, which Arison Holdings would be required to pay to these officers, as specified above with respect to item 5 on the agenda. Consequently, for the sale of prudence, the majority requited for this resolution is the Majority Required for Controlling Shareholders Transactions.

7. **Re-appointment of the accountants Ziv Haft, Accounting Firm and Somekh Chaikin, Accounting Firm, as the Company's auditors, and authorizing the Board of Directors to determine their fees**

Ziv Haft, Accounting Firm and Somekh Chaikin, Accounting Firm, were appointed as the Company's auditors at the General Meeting of the Company's shareholders that was held on January 24, 2007. It is proposed to re-appoint these auditors as the Company's auditors, until the next annual General Meeting, and to authorize the Company's Board of Directors to determine their fees.

In addition, the fees of said accountants for performing the audit activities and for additional services to the Bank in 2006 shall be reported in the Meeting[3].

Required majority: a simple majority of the participating votes (not including abstainers).

8. **Approving the engagement in an agreement with Mr. Dan Dankner, for his office as the Chairman of the Company's Board of Directors, and granting of options to Mr. Dankner**

It is proposed to approve the engagement in an agreement with Mr. Dan Dankner, for his office as the Chairman of the Company's Board of Directors, as well as granting of options to Mr. Dankner, and all as specified in Chapter C of this report below.

Required majority: a simple majority of the participating votes (not including abstainers).

For sake of convenience, all of the additional required details, in accordance with the Controlling Shareholders Regulations, with respect to the engagements stated in Sections 4, 5 and 6 on the agenda, are concentrated in Chapter D hereof.

B. General Background for the Engagement with Mr. Dankner, the Chairman of the Company's Board of Directors, which is Submitted for the Approval of the Company's General Meeting (Item 8 on the Agenda)

1. The Bank's Senior Employees Compensation Committee has for many months discussed the question of the appropriate compensation for the Bank's senior employees, out of will to appropriately compensate the senior employees while encouraging them to remain engaged with the Bank for the long-term;

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[3] The auditors' fee, which was paid for the performance of the auditing activities and for additional services to the Bank in 2006, is specified in the report of the Company's Board of Directors (page 151 of the periodic report), which was published in the framework of the Bank's periodic report for 2006.

granting pecuniary compensation with direct link to performance; and granting appropriate compensation in view of the shareholders public. However, the committee has not yet finished its work and will probably not be able to complete the handling of the compensation plan that is proposed to the Bank's senior employees, to propose the same to the Audit Committee and to the Board of Directors at a timely manner – as required under the Securities Law and the regulations thereunder and the directives of the Securities Authority (the "**Authority**"), prior to the publication of the financial statements for 2007.

2. Therefore, the Bank's Audit Committee and Board of Directors decided, as specified herein below, to approve at this stage as follows:

   2.1 Options 2007: to allot to Mr. Dankner 825,000 options with a vesting period of one year, which shall commence on June 24, 2007, the commencement of his office as the Chairman of the Bank's Board of Directors; it should be noted that this report contains the main terms of the options, whereby concurrently herewith the Company also publishes a material private placement report pursuant to the Securities Regulations (Private Placement of Securities in a Listed Company), 5760-2000 (the "**Private Placement Report**"), which specifies the full terms of the options.

   2.2 To engage in an agreement with Mr. Dan Dankner, with respect to his office as the active Chairman of the Bank's Board of Directors, which includes basic employment terms only (i.e. salary and related benefits but not including grants and options), and this for the period of time commencing on January 1, 2008, and until June 30, 2012[4]. Simultaneously, as from January 1, 2008, and on, Mr. Dankner shall cease from receiving any payments or benefits from Isracard Ltd. and PCM (as defined in Section 4.2 above) for his office as the Chairman of the Board of Directors of these companies.

   At this stage, no proposal for approving further grants and/or options to Mr. Dankner in 2008 and on was brought to discussion and these shall be discussed in the future and be subject to all of the approvals required under law, including the approval of the Company's General Meeting. For details, see Chapter C of the Report.

3. The Company intends to extend the employment term of Mr. Tzvi Ziv, the Company's CEO, until December 31, 2010. Mr. Ziv's employment terms are expected to be determined by the Bank's authorized bodies before the publication of the Bank's financial statements for 2007.

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[4] For Mr. Dankner's term of office as the Chairman of the Company's Board of Directors in the period from June 24, 2007, and until December 31, 2007, his remuneration shall be paid by Isracard and PCM in accordance with the terms that were already approved in the past by the Bank's authorized bodies. See Section 5 of the Report.

C. <u>Approval of Engagement in an Agreement with Mr. Dan Dankner, as the Chairman of the Company's Board of Directors, and Granting of Options to Mr. Dankner</u>

4. **<u>Background</u>**

4.1 On June 24, 2007, Mr. Dankner was appointed to be an active Chairman of the Bank's Board of Directors.

4.2 In addition to his office as an active Chairman of the Bank's Board of Directors, Mr. Dan Dankner acts in the Bank's group also as an active Chairman of the Board of Directors of Isracard Ltd.[5] ("**Isracard**"), a subsidiary of the Company, and as an active Chairman of the following boards of directors: Poalim Capital Markets – Investment House Ltd., Poalim Capital Markets and Investments – Holdings Ltd., Poalim Capital Markets Ltd. and Poalim Ventures – Fund Management Ltd. (all subsidiaries of the Company, which shall be jointly referred to hereinafter as "**PCM**").

4.3 Mr. Dankner current terms of office in Isracard and PCM were approved at the Bank's General Meeting on November 10, 2005[6], by a special majority pursuant to Section 275 of the Companies Law, 5759-1999 (the "**Companies Law**"), after they were approved by the Bank's Audit Committee and Board of Directors, as well as by the authorized bodies of Isracard and PCM. The said terms of office were specified in the Company's immediate report dated November 10, 2005 (Reference no. 2005 – 01 – 084904) and are also specified in Section 5 herein.

4.4 As aforesaid, on June 24, 2007, Mr. Dankner was appointed to be the Chairman of the Bank's Board of Directors (in addition to his offices in Isracard and PCM as aforesaid), but he did not receive any additional compensation for this office.

4.5 According to the engagement that is submitted for the approval of the General Meeting, after being approved by the Company's Audit Committee and Board of Directors (see Section 7 below):

4.5.1 <u>Options 2007</u>: Mr. Dankner shall be allotted 825,000 options with a vesting period of one year, which shall commence on June 24, 2007, the commencement of his office as the Chairman of the Bank's Board of Directors.

4.5.2 For the period from January 1, 2008 and on, Mr. Dankner shall cease from receiving any payments or benefits from Isracard Ltd. and PCM. Mr. Dankner shall engage with the Bank in an agreement, with respect to his office as an active Chairman of

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[5] On December 20, 2002, Mr. Dan Danker was appointed to act as the Chairman of the Board of Directors of Isracard and of the Board of Directors of PCM (on an unpaid basis), and as from May 15, 2004, he acts as an active and paid Chairman of the Board of Directors of Isracard and PCM.

[6] This meeting approved a change, effective from January 1, 2005, in the terms of office in Isracard and PCM as approved by the Bank's General Meeting on September 13, 2004.

the Bank's Board of Directors, in which the basic compensation terms only (salary and related benefits) for the period from January 1, 2008 and on. See Section 6 herein.

As for the date hereof, Mr. Dankner continues for the moment to act as the Chairman of the Board of Directors of Isracard and PCM, without salary.

For the avoidance of doubts: for 2007, Mr. Dankner shall receive all of the payments (including the grant) that are payable to him from Isracard and PCM. See Section 5 hereof. These payments were approved in the past (after being approved by the authorized bodies of Isracard and PCM) by all of the Bank's authorized bodies, including the Bank's General Meeting, and are not submitted hereby for the approval of the General Meeting.

5. **<u>The Main Terms of Mr. Dankner's Current Engagements</u>**:

As aforesaid, the current engagement terms of Mr. Dankner were approved in the past by the Bank's authorized bodies, after being approved by the authorized bodies of Isracard and PCM. The following is a summary of these terms:

Mr. Dankner is entitled to receive from Isracard and PCM[7] all of the following payments for his office as the Chairman of the Board of Directors of Isracard and PCM:

5.1 A monthly compensation in the sum of NIS 114,000, linked to the consumer price index, such that the basic index for the calculation of the linkage is the index that was published on July 15, 2004. As of the date of report, the sum of the compensation, after linkage to the index, is approx. NIS 120,326. In addition to the monthly compensation, Mr. Dankner is entitled to remittances for social benefits and, upon the end of his office, to payments for retirement and adjusting pay, and all at the applicable rates from time to time with respect to the Chairman of the Bank's Board of Directors (i.e. severance pay according to 250% per year and 6 months' adjusting pay), such that the payment that Mr. Dankner will be entitled to receive for the adjusting period shall include all of the compensation components, including related benefits and annual grants[8].

In addition, Mr. Dan Dankner is entitled to receive all of the related benefits that are given from time to time to chairmen of boards of directors in the Bank's group, including a company car[9],

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[7] The internal distribution between Isracard and PCM in relation to all of the payments that are payable to Mr. Dankner, as specified in Section 5 of the report, is 70% to Isracard and 30% to PCM.

[8] It was also determined that, if Mr. Danker cease from acting as the Chairman of the Board of Directors of Isracard and/or PCM otherwise than at his own initiative, he shall be entitled to receive the double of the sum payable to him for adjusting pay.

[9] Mr. Dankner received a car of class 7.

reimbursement of expenses for traveling abroad, entertainment, telephone and newspapers.

5.2 In addition, Mr. Dankner is entitled to receive an annual grant based on the "Bank's Net Profit Return on Equity" (as defined below) in the year for which the grant is paid to him (the "**Annual Grant**") and an additional annual grant that is determined based on the "Bank's Profit Rate Relative to Balance Sheet Assets" (ROA) (as defined below) in the year for which this grant is paid to him (the "**Additional Annual Grant**"), and all as specified below:

The Annual Grant

For determining the Annual Grant: the "**Equity**" shall mean[10] the Bank's equity as it is at the beginning of the year for which the grant is paid, in addition to capital issues as from the receiving of the consideration therefor and after deduction of dividend as from its payment date; with the capital increment (due to issues) and/or capital decrease (due to dividend) being weighted proportionately to the respective part of the year for the period as from the date of the increment or decrease as aforesaid; the "**Net Profit**" shall mean the net profit reported in the Bank's consolidated profit and loss statement for December 31 of the year for which the annual grant is paid, as it is recorded in the "Net Profit" line; the "**Bank's Net Profit Return on Equity**" shall mean the percentage equal to the sum of Net Profit divided in the Equity times 100.

The Annual Grant is paid to Mr. Dankner as follows:

a. If the Bank's Net Profit Return on Equity is lower than 12%, then Mr. Dan Danker is not entitled to any Annual Grant for that year.

b. If the Bank's Net Profit Return on Equity is 12% or more, then Mr. Dankner is entitled to receive an Annual Grant in an accumulative sum that is calculated as follows:

    (1) For such part of the Net Profit, which represents a Bank's Net Profit Return on Equity of 7% to 11% (inclusive), Mr. Dankner is entitled to receive a sum equal to 0.37% of this part;

    (2) For such part of the Net Profit, which represents a Bank's Net Profit Return on Equity of more than 11% up to 15% (inclusive), Mr. Dankner is entitled to receive a sum equal to 0.44% of this part;

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[10] It should be noted that, as from the financial statements for 2007, the calculation of the return on capital shall be changed in accordance with the directives of the Supervisor of Banks, such that the calculation of the return on capital shall be based on the average capital and not on the equity as defined with respect to the grant for Mr. Dankner as approved by the Bank's General Meeting; the grant shall be paid to Mr. Dankner in accordance with the definitions approved by the Bank's General Meeting and specified in the report.

(3) For such part of the Net Profit, which represents a Bank's Net Profit Return on Equity of more than 15%, Mr. Dankner is entitled to receive a sum equal to 0.49% of this part.

The Additional Annual Grant:

For determining the Additional Annual Grant: the "**Bank's Balance Sheet Assets**" shall mean the NIS sum that is equal to the Bank's total assets, as it is recorded in the assets' column in the Bank's consolidated balance sheet for December 31 of the year that preceded the year for which the Additional Annual Grant is paid. The "**Net Profit**" shall mean as defined above with respect to the Annual Grant; the "**Bank's Profit Rate Relative to Balance Sheet Assets**" shall mean the percentage equal to the sum of the Net Profit divided in the Bank's Balance Sheet Assets times 100.

The Additional Annual Grant that is paid to Mr. Dan Dankner in accordance with the aforesaid:

1. If the Bank's Profit Rate Relative to Balance Sheet Assets is lower than 1%, then Mr. Dankner is not entitled to any Additional Annual Grant for this year.

2. If the Bank's Profit Rate Relative to Balance Sheet Assets is equal to 1% or higher, then Mr. Dankner is entitled to receive a payment, the sum of which is determined as a rate of the Net Profit in the year for which the Additional Annual Grant is paid, as specified in the following table:

The Bank's Profit Rate Relative to Balance Sheet Assets	The Sum of the Additional Annual Grant as a Percentage of the Net Profit
1.00%-1.04%	0.045%
1.05%-1.09%	0.090%
1.10%-1.14%	0.135%
1.15%-1.19%	0.180%
1.20%-1.24%	0.225%
1.25% and more	0.270%

The Settlement Agreement

As stated in the Company's immediate report dated October 4, 2006, a settlement agreement (the "**Settlement Agreement**") was reached in the framework of an action and a motion to determine the action as a derivative action, which were filed with the District Court in Tel Aviv in July 2006 against the members of the Bank's Board of Directors[11] concerning provident payments to the Bank's senior employees. Mr.

[11] For more details concerning the action and motion to determine the action as derivative as well as concerning the Settlement Agreement, see the immediate report published by the Company on October 4, 2006 (Reference no.: 2006-01-107710).

Dankner also joined, at a later stage, to the Settlement Agreement[12]. According to the Settlement Agreement: (a) Mr. Dankner undertook to pay to the Bank the sum of NIS 7,588 thousand for the bonus of 2005. As stipulated in the Settlement Agreement, this sum shall be paid in three equal installments (with index-linked values) out of the sums that Mr. Dankner shall be entitled to receive from the Bank for the years 2006-2008[13]; (b) in addition, according to the Settlement Agreement, Mr. Dankner waived, as from 2006 and on, some of the annual grants (the Annual Grant and the Additional Annual Grant) that he is entitled to receive, as aforesaid, in the following manner: after determining the grant that he is entitled to receive according to the aforesaid formulas, the part of the grant shall be calculated, the sum of which is derived from the Bank's profit arising from forced sales (sales of provident and/or pension funds and mutual funds owned by the Bank, the sale of which was imposed on the Bank by law, including the sale of the shares of the Bank Otsar Hahayal Ltd.; (the "**Forced Sales**")), and the full sum of the grant for the Forced Sales shall be deducted from the annual grants that shall be actually paid to him.

The following is a list of the salary and benefits to Mr. Dan Dankner (that were paid by Isracard and PCM) for the year 2005 and 2006 (NIS in thousand):

	Salary	**Grants**	**Value of Additional Benefits(4)**	**Employer's Payments and Remittances(2)**	**Total**
2005	1,432	12,204(1)	239	1,301	15,176
2006	1,773	5,892(3)	285	467	8,417

(1) This sum is before the deduction of the sum of NIS 7,588 thousand according to the Settlement Agreement.

(2) These payments and remittances include: remittances of employer to provident funds and managers' insurance, national insurance, remittance for accumulation of vacation, non-exercise of sick days and severance pay.

(3) This sum is after neutralization of the Forced Sales.

(4) These benefits include: value of car, value of per diem and value of telephone as well as grossing up of car value and grossing up of advances training fund.

5.3 The annual employer's cost for Mr. Dankner for 2007 (not including the aforesaid grant and before the grant of the options as specified in Section 6.1 hereof), amounted to the sum of approx. NIS 2,350 thousand.

[12] See immediate report of August 9, 2007 (see also immediate report of March 21, 2007).

[13] The first payment in the sum of NIS 2,526 thousand was already made in December 2007. The remaining two payments shall be made no later than on May 1 of the years 2008 and 2009.

On January 10, 2008, the Bank reported in an immediate report that the Bank's Net Profit Return on Equity is expected to be between 14% and 15%[14]. Under the assumption that the Bank's Net Profit Return on Equity shall be 14%, Mr. Dankner is expected to be entitled to a grant of approx. NIS 4,320 thousand, after neutralizing the Forced Sales. Under the assumption that this return shall be 14.5%, Mr. Dankner is expected to be entitled to a grant of approx. NIS 4,730 thousand, after neutralizing the Forced Sales. Under the assumption that this return shall be 15%, Mr. Dankner is expected to be entitled to a grant of approx. NIS 5,150 thousand, after neutralizing the Forced Sales.

As of the date of report, Mr. Dankner is not expected to be entitled to the Additional Annual Grant (the Rate of Profit in relation to Bank's Balance Sheet Assets).

6. **The Term of Mr. Dankner's Office and Employment as Submitted for the General Meeting's Approval**

6.1 Options 2007:

Mr. Dankner shall be allotted 825,000 options[15] that are exercisable to up to 825,000 registered ordinary shares of the Company with a par value of NIS 1 against an exercise price of NIS 16.40 per option. This exercise price constitutes the average closing price of the Company's share in the Tel Aviv Stock Exchange Ltd. in the fifteen trading days prior to the date of the Board of Directors' resolution to grant the options. The options shall have a vesting period of one year that shall begin on June 24, 2007, which is the commencement date of Mr. Dankner's office as the Chairman of the Bank's Board of Directors, and shall expire 4 years after the allotment date. The shares arising for Mr. Dankner from the exercise of the options (the "**Exercise Shares**") constitute approx. 0.07% of the Company's issued and paid-up capital and of the voting rights therein on date hereof[16]. The fair value of the options based on the Black-Scholes model on the Board of Directors' approval date was NIS 3,942,025. **For full details concerning the terms of the options and the calculation of the fair value, see the Private Placement Report.**

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[14] The expected rate of the Bank's Net Profit Return on Equity that was recorded in the Bank's immediate report from January 10, 2008, is in accordance with the new directives of the Supervisor of Banks with respect to the calculation of the Equity (see note 10 above). For the avoidance of doubts: the NIS sum that Mr. Dankner shall be entitled to receive shall be calculated in accordance with the definitions for calculation of the Bank's Net Profit Return on Equity, as approved by the General Meeting and are specified in Section 5.2 hereof.

[15] The options are only exercisable to shares that shall be purchased by the Bank for this purpose, subject to the approval of the Supervisor of Banks, and no new shares shall be issued for the exercise of the options. See the Private Placement Report.

[16] The data concerning the percentage that the options constitute in the issued capital may be only theoretical since Mr. Dankner, who will exercise the options, may in practice not be issued all of the shares arising therefrom, but rather only shares in such amount that represents the sum of the pecuniary benefit in the options. For further details see the Private Placement Report.

The aforesaid options are in addition to the grants that he shall be entitled to receive from Isracard and PCM for 2007, as specified in Section 5 hereof.

6.2 Determining a Basic Compensation Package as from January 1, 2008 and on:

According to the engagement submitted for the approval of the General Meeting, Mr. Dan Dankner shall cease, effective from January 1, 2008, from receiving compensation or any benefits from Isracard and PCM (but he shall continue, for the time being, to act as the Chairman of the Board of Directors in Isracard and PCM, without compensation), and shall receive his compensation from the Bank, in accordance with the provisions of the agreement as specified below. If and insofar as the engagement, as specified below, is approved, Mr. Danker shall repay to Isracard and PCM, shortly after the approval, the sums that were paid to him by them for the period as from January 1, 2008. This repayment may be done by way of offsetting from the grant sums that Mr. Dankner shall be entitled to receive from Isracard and PCM for 2007 and/or from the sums payable to him from the Bank for the period commencing on January 1, 2008.

Mr. Dankner shall enter into an agreement with the Bank, the summary of the terms of which agreement is as follows:

6.2.1 Exclusive Agreement. Mr. Dankner shall not be entitled to any compensation from subsidiaries of the Bank for his office in these corporations.

6.2.2 Term of the Agreement. The agreement is for a term that commences on June 24, 2007, and ends on June 30, 2012 (the "**Term of the Agreement**").

6.2.3 The Office. Mr. Dankner shall act as an active Chairman of the Board of Directors of the Bank, as from June 24, 2007. For the period commencing on January 1, 2008, Mr. Dankner shall be entitled to the terms that are specified below[17].

6.2.4 Duties of the Chairman. So long as Mr. Danker shall be in office, he shall not be allowed to work in any other employment or to engage in any other activity, for which he receives consideration, unless he obtained the prior approval of the Bank's Board of Directors.

6.2.5 Salary. A monthly salary (gross) in the sum of NIS 140,000 (the "**Salary**"), which is fully and currently linked to the increase in the consumer price index, whereby the basic index

[17] As aforesaid, the agreement stipulated that for the period from June 24, 2007, and until December 31, 2007, (the "**First Period**"), Mr. Dankner's terms of employment shall be in accordance with the terms that were approved in the past by the Bank's authorized bodies. See Section 5 hereof.

for adjusting the Salary shall be the index known on January 1, 2008.

6.2.6 Related Benefits. Mr. Dankner shall be entitled to the following benefits, and all as it is customary at the Bank with respect to senior executives in the Bank's group and in view of his position as the Chairman of the Board of Directors: the Bank shall reimburse to Mr. Danker the reasonable expenses incurred by him in performing his duty, based on receipts, including for travels overseas; the Bank shall put at his disposal a car of group 7 as well as a chauffer; Mr. Dankner shall be entitled to have a telephone with two lines, to a cellular telephone, and to newspapers. All of the tax payments that shall apply, insofar as such apply, to the benefits and terms specified above shall be grossed up and paid by the Bank. For the avoidance of doubt, it was clarified in the agreement with Mr. Dankner that such grossing up shall not be considered as a part of the Salary, for all intents and purposes, that the Bank shall not make social remittances from the grossing up and that it shall not be taken into account for the purpose of severance pay and so forth.

6.2.7 Provident Funds and Severance Pay. The Bank shall continue to make for Mr. Dankner remittances to pension, compensation, savings and advanced training provident funds, to which remittances were made for Mr. Dankner for his term of office in Isracard and PCM. Concurrently, the Bank shall deduct from Mr. Dankner's remuneration contributions for provident payments, which are Mr. Dankner's payments, and shall transfer the same to the provident funds, and all in the manner that it was done on the eve of the agreement. These remittances shall be made based on the Salary. Upon the discontinuation of the office, whether on Mr. Dankner's initiative or on the Company's initiative, Mr. Dankner shall be entitled to severance payment of 250%, for the period commencing on January 1, 2005[18]. All of the employer's payments for severance pay, as accumulated for the benefit of Mr. Dankner in the provident funds, according to the reports thereof, and the profits accrued therefor, as from January 1, 2005, shall together be on account of the severance pay that Mr. Dankner shall be entitled to receive. The Bank shall complete the aforesaid accumulative sum, including profits, to severance pay of 250%. The 100% of the severance pay sum shall be the product of multiplying the last Salary to be paid to Mr. Dankner by Mr. Dankner's years of seniority as from January 1, 2005, and until the end of his office as the Chairman of the Bank's Board of Directors. If Mr. Dankner's office shall end in circumstances, in which it shall be possible to deny him severance pay under

[18] For the avoidance of doubts: Mr. Dankner shall not be entitled to receive severance pay or adjusting payment from Isracard or PCM.

law, in whole or in part, then Mr. Dankner shall not be entitled to receive severance pay from the Bank, in whole or in part.

6.2.8 Annual Vacation, Convalescence Payment, Sick Days. Mr. Dankner is entitled to 25 paid vacation days for each work year (and a relative number of work days for a part of the year); to annual convalescence payment, at the customary rate for executives, for 13 convalescence days[19]; and to 25 paid sick days for each year. Sick and vacation days that were accumulated to Mr. Dankner's credit in the period commencing on May 15, 2004 and were not exercised by him shall be available to his credit during the term of the agreement with him.

6.2.9 Additional Remuneration Benefits. Any grant of additional remuneration benefits to Mr. Dankner (bonus and options to the Bank's shares) shall be subject to the approval of the Audit Committee, the Board of Directors and the General Meeting, as well as to the obtaining of approvals as required under any law.

6.2.10 Termination of the Engagement. Notwithstanding the provisions of Section 6.2.2 above, each one of the parties may terminate the engagement at any time, even before the end of the agreement's term, by giving a prior notice, provided that if the discontinuation of the office is on the Bank's initiative, a prior notice of 12 months shall be given, and if the discontinuation of the office is on Mr. Dankner's initiative, a prior notice of 6 months shall be given. Mr. Dankner shall be entitled to all of the compensation terms as set forth in the agreement with him, for the entire prior notice period. The Bank shall be entitled to waive Mr. Dankner actual office during the prior notice period or a part thereof, and to pay him the full terms thereof for such period.

6.2.11 Cooling-Off Period. Mr. Danker undertook to have a cooling-off period of six months after the end of his office, unless the Bank waives in writing, at his discretion, the cooling-off period.

The annual employer's cost (as from January 1, 2008) for Mr. Dankner's employment is estimated in approx. NIS 2.7 million (not including the component of the cost of increasing the severance pay liability for previous years in the sum of approx. NIS 300 thousand, and not including the accounting expense for the 2007 options as aforesaid in Section 6.1).

As aforesaid, the grant and options that Mr. Dankner shall be entitled to receive for 2008 have not yet been determined (the determination

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[19] As of the date hereof, the sum of the customary convalescence payment per one convalescence day for executives is NIS 462.

thereof shall be subject to the required approvals, including the approval of the General Meeting) and therefore the aforesaid cost does not include these components, if and insofar they are approved in the future.

7. **<u>The manner of determination of the compensation and the Audit Committee and Board of Directors' reasons for the compensation</u>**

7.1 The Audit Committee deliberated the terms of office and employment of Mr. Dan Dankner which are being presented before the General Meeting for approval at its meetings of January 22, 23 and 24 and of February 3, 4, 7, 11 and 13, 2008. The Board of Directors deliberated the said terms of office and employment at its meetings of February 7 and 13, 2008.

7.2 On February 13, 2008, the Audit Committee and the Board of Directors approved Mr. Dankner's terms of office and employment as aforesaid, after being presented, *inter alia,* with the following data: Mr. Dankner's current terms of engagement, the terms proposed as aforesaid, an economic opinion prepared by Optimize Risk Management Ltd., which calculated the value of the benefit of the options granted according to the Black-Scholes model, and a comparative survey conducted by Ernst & Young which reviewed the terms of office of officers in a similar position holding office in similar companies and the accepted compensation in the industry, divided by categories as follows: (1) banks (2) banks and insurance companies, and (3) foreign banks (the "**Ernst & Young Survey**"). The Audit Committee and the Board of Directors were also presented with the opinion of Prof. Haim Levy, who was asked to advise the Board of Directors on the reasonableness of the granting of the options to Mr. Dankner ("**Prof. Levy's Opinion**").

7.3 The Audit Committee and the Board of Directors noted in their reasons, Mr. Dankner's vast business experience and proven managerial ability, which are expected to make a considerable contribution to the Bank and its business results. The Audit Committee and the Board of Directors noted that Mr. Dankner's experience and abilities are known to the members of the Audit Committee and the Board of Directors from his ten years of office as a member of the Bank's Board of Directors, and they were particularly impressed with the business vision, the formation of which is led by Mr. Dankner, which emphasizes a global strategy and focusing on the customer as the center of the banking activity.

7.4 <u>The Ernst & Young Survey</u>

According to the findings of the Ernst & Young Survey, the economic benefit in the allotment of the options in the scope of approximately NIS 3,900 thousand, calculated according to the Black-Scholes model, exceeds the top range of the survey findings in category 2 (banks and

insurance companies)[20], relative to officers in a similar position[21], by approximately 18.5%.

According to the survey findings, the overall salary package to Mr. Dan Dankner for 2007, in the total scope of approximately NIS 10,950 thousand[22], exceeds the top range of the survey findings in category 1 (banks in Israel)[23], relative to the compensation of officers in a similar position, by approximately 13%. However, according to the survey findings, the overall compensation package to Mr. Dankner for 2007 does not exceed the range of the survey findings received from a comparison with the compensation of officers in a similar position in foreign banks with a market value in a magnitude similar to that of the Bank's[24]. In this context, the Bank's Audit Committee and Board of Directors noted that the comparison with other banks in Israel was lacking, since the position of Chairman of the Board of Directors of the Bank is of a character and challenges different to the position of Chairman of the Board of Directors in other banks in Israel since the Bank, being the largest bank in Israel which is privately owned (i.e., without significance holdings by the Government of Israel of Bank shares), is different in many respects from the banks in Israel that were examined in the Ernst & Young Survey, and the tasks of the Chairman of the Bank's Board of Directors are more numerous in comparison with a similar position in other banks in Israel. The Bank's Audit Committee and Board of Directors further emphasized that also the comparison with other banks overseas does not constitute an optimal comparison, in view of the Bank's great weight in the overall banking activity in Israel (the Bank concentrates approximately 30% of the banking activity market in Israel), a situation which does not necessarily exist with respect to other banks overseas.

7.5 Prof. Levy's Opinion

According to Prof. Levy's Opinion, the overall compensation package of the Chairman of the Board of Directors in 2007 (which includes both the offered options and the compensation that is due from Isracard

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[20] In category 1 (banks in Israel), only 2 observations were found in connection with the value of the benefit, and therefore the comparison was made only in category 2, which included 5 observations in the following companies: Leumi, Discount and Migdal.

[21] No observations were found with respect to the value of the benefit in the granting of options in category 3 (foreign banks).

[22] Basic salary cost (without the component of the cost of increase of the severance pay liability for previous years) of NIS 2,350 thousand; a bonus (estimated) in the sum of approximately NIS 4,650 thousand; and the value of the benefit in the allotment of the options, as stated in Section 6.1 above, in the scope of approximately NIS 3,950 thousand.

[23] The Ernst & Young Survey reviewed the following banks in Israel: Bank Leumi, Discount Bank, Mizrahi Bank, Union Bank and the First International Bank. A similar deviation arises also with respect to category 2 (banks and insurance companies).

[24] The foreign banks reviewed are: Hypo Group – Germany; Anglo Irish Bank – Ireland, Credem – Italy, Kaupthing Bank – Iceland, HSBC Trinkaus & Burkhardt AG – Germany, Banca CR Firenze SpA – Italy, Van Landschot NV – Holland, Banca Carige – Italy, EFG International – Switzerland.

and PCM and which was approved in the past), meets the test of reasonableness and is even relatively low, in Prof. Levy's opinion[25].

7.6 With respect to Mr. Dan Dankner's base salary package for 2008 in the scope of approximately NIS 2,700 thousand (excluding the component of the cost of increasing the severance pay liability for previous years in the sum of approximately NIS 300 thousand) it arises from the Ernst & Young Survey findings (as observed from data for 2006) that this cost is within the range of the survey findings in all categories (banks, banks and insurance companies and foreign banks). Accordingly, the Audit Committee and the Board of Directors noted that this salary package was reasonable and accepted considering the accepted compensation for similar office holders in other banks in Israel.

7.7 After examining all of the said data and considering Mr. Dankner's experience and skills, the Audit Committee and Board of Directors reached the conclusion that the overall compensation terms of Mr. Dankner for 2007 (including the options) and the base salary package offered to him for 2008, and after comparison with the terms of office of similar office holders in banks in Israel and overseas, and considering the foregoing reasons, are reasonable under the circumstances of the matter.

D. Further Details with respect to the Engagements set forth in Sections 4, 5 and 6 of Chapter A of the Report

8. As aforesaid, the Meeting's agenda will also include engagements which constitute engagements in which the controlling shareholder of the Company has a personal interest. These engagements are: (a) The payment of directors' compensation for the office of Messrs. Efrat Peled and Nir Zichlinsky; (b) Indemnification for Efrat Peled and Nir Zichlinsky; and (c) The engagement with respect to the insurance policy (in this Chapter D, jointly, the "**Engagements**").

Following are additional required details in connection with the Engagements, in accordance with the Controlling Shareholders Regulations.

9. Names of controlling shareholders of the Company who have a personal interest in the Engagements and the nature of their personal interest, a specification of the rights conferring upon them control of the Company, and the holdings of material shareholders thereof

[25] Prof. Levy mentions, in his opinion, that the granting of options with an exercise price "at the money" grants, on the one hand, an unjustified incentive, and on the other hand does not sufficiently incentivize for success. As an example he notes that if Bank Hapoalim's share price rose by 10% whereas the share prices of other banks rose, on average, by 20%, the managers of Bank Hapoalim would receive unjustified compensation, in his opinion, through the options. Accordingly, Prof. Levy proposed two methods for linking the exercise price of the options to macro-economic factors. Prof. Levy further notes in this context that since it will take time to learn and internalize the method of compensation through the options proposed by him, as well as the tax consequences of such method, it is proposed to be adopted from 2008 forth, while adopting the method proposed by the Bank's organs for 2007.

9.1 The controlling shareholder of the Company, Arison Holdings (1998) Ltd. ("**Arison Holdings**"), has a personal interest in the said Engagements as specified in Chapter A of the Report.

9.2 Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings, which holds 20.81% of the Bank's shares (20.51% fully diluted). In addition, Eternity Holdings One Trust holds 23.07% of the shares of Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the Bank's shares (5.91% fully diluted).

Eternity Four Trust holds 53.86% of the shares of Arison Holdings. Eternity Four Trust also holds 53.86% of the shares of Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the Bank's shares (5.91% fully diluted).

Ms. Shari Arison is the main beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Nickel 97-A Trust holds 23.07% of the shares of Arison Holdings, which holds 20.81% of the Bank's shares (20.51% fully diluted).

Nickel 97-A Trust also holds 23.07% of the shares of Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the Bank's shares (5.91% fully diluted). Mr. Micky Arison, Ms. Shari Arison's brother, is the main beneficiary of Nickel 97-A Trust.

10. <u>Required approvals</u>

The Engagements are subject to the approval of the Company's Audit Committee and Board of Directors and the approval of the Company's General Meeting by the Majority Required for Controlling Shareholders Transactions. The approvals of the Company's Audit Committee and Board of Directors were received on February 11 and 13, 2008, respectively.

11. <u>A specification of engagements of the type of the Engagements on the agenda or engagements similar thereto between the Company and the controlling shareholder or in which the controlling shareholder had personal interest, which were signed in the last two years or are still in effect</u>

11.1 With respect to the engagement pertaining to the indemnification – on November 10, 2005 the General Meeting approved changing the Bank's undertaking to indemnify officers who are directors of the Bank (including directors who are controlling shareholders of the Bank)in order to comply it with the provisions of the Companies Law (after Amendment No. 3). For further details see the immediate report on the results of the meeting, released by the Company on November 10, 2005.

11.2 With respect to the engagement pertaining to the insurance – on March 8, 2006 the Company's General Meeting approved the taking out of officer insurance, including in respect of Mr. Dan Dankner (who was then deemed a controlling shareholder of the Bank), until June 1, 2007. On January 24, 2007 the Company's General Meeting approved the expansion of the insurance coverage that had been approved by the meeting on March 8, 2006. For further details see the immediate reports on the results of the meeting, released by the Company on March 8, 2006 and January 24, 2007.

12. <u>The names of the directors who participated in the approval of the Engagements</u>

12.1 The discussion at the Company's Board of Directors for approval of the Engagements was attended by:

(a) With respect to the engagement pertaining to the director compensation and with respect to the insurance: Dan Dankner, Yair Orgler, Irit Izakson, Mali Baron, Joseph Dauber, Pnina Dvorin, Ido Joseph Dissentshik (external director), Nira Dror (external director), Nir Zichlinsky, Ronen Israel, Leslie Littner, Jay Pomrenze, Efrat Peled, Moshe Koren, Oded Sarig.

(b) With respect to the engagement pertaining to the indemnification: Dan Dankner, Irit Izakson, Joseph Dauber, Pnina Dvorin, Ido Joseph Dissentshik (external director), Nira Dror (external director), Jay Pomrenze and Moshe Koren.

12.2 The discussion at the Company's Audit Committee for approval of the Engagements was attended by:

(a) With respect to the engagement pertaining to the director compensation and the insurance: Nira Dror (external director), Ido Dissentshik (external director), Yair Orgler, Joseph Dauber and Leslie Littner.

(b) With respect to the engagement pertaining to the indemnification: Nira Dror (external director), Ido Dissentshik (external director) and Joseph Dauber.

13. The names of the directors having a personal interest in the Engagements and the nature of such interest

With respect to the engagement regarding the director compensation, all of the directors (other than Mr. Dan Dankner) have a personal interest, since identical compensation is paid to all of the directors in office (other than Mr. Dan Dankner). Similarly, all of the directors have personal interest with respect to the insurance – because they too will be entitled to the insurance. With respect to the engagement regarding the indemnification, the directors Efrat Peled, Oded Sarig, Mali Baron, Leslie Littner, Nir Zichlinsky, Ronen Israel and Yair Orgler have a personal interest since they will be entitled to receive the letters of indemnification.

14. The Audit Committee's and Board of Directors' reasons for approval of the Engagements

With respect to the insurance, the Audit Committee and the Board of Directors noted in their reasons that giving insurance to officers is accepted, and that the insurance coverage that will be given to Messrs. Efrat Peled, Nir Zichlinsky and Irit Izakson is identical to the insurance coverage that will be given by the Bank to the other directors of the Company. With respect to the indemnification, the Audit Committee and the Board of Directors noted in their reasons that giving indemnification to officers is accepted, and that the indemnification that will be given to Efrat Peled and Nir Zichlinsky is identical to the indemnification that was given in the past to the other directors holding office in the Company and that will be given by the Bank, as stated herein, to another five directors in the Company. With respect to the director compensation, the Audit Committee and the Board of Directors noted in their reasons that the compensation is reasonable considering the scope of the Bank's activity and business and that the compensation that will be paid for the office of Efrat Peled and Nir Zichlinsky is identical to the compensation that is paid to the other directors of the Company (other than Mr. Dan Dankner).

15. The manner in which the consideration was determined

The consideration for the insurance policy was determined in negotiations between the Bank and the insurance company.

16. The authority of the Securities Authority

In accordance with the Controlling Shareholders Regulations, within twenty one days from the date of filing of this Immediate Report, the Securities Authority (the "**ISA**") or an employee authorized thereby for this purpose is authorized to order the Company to give, within the

time frame determined thereby, an explanation, specification, information and documents in connection with the engagement, and to order the Company to amend the Report in such manner and in such timing as it shall determine. In the event that an instruction to amend the Report as aforesaid shall have been given, the ISA is entitled to order a postponement of the date of the Meeting as set forth in the Controlling Shareholders Regulations. The Company will file an amendment according to an instruction as aforesaid in the manner set forth in the Controlling Shareholders Regulations, and all other than if the ISA shall have ordered otherwise. If an instruction shall have been given regarding a postponement of the date of convening of the General Meeting, the Company shall announce the giving of the instruction in an immediate report.

E. The Required Majority, Entitlement to Vote and Further Details:

17. The effective date for determining the entitlement to participate and vote in the Meeting pursuant to Section 182(b) of the Companies Law is Monday, February 18, 2008 (the "**Effective Date**"). Any shareholder of the Company, who is entitled to participate and vote in the Meeting, may appoint a proxy to vote in his name. The letter of appointment and the proxy (if any), pursuant to which the letter of appointment was executed, shall be deposited at the Company's offices no less than forty-eight (48) hours prior to the time scheduled for the beginning of the Meeting. In addition, a shareholder may vote in the Meeting (on certain matters) by means of a written ballot. Voting by means of a written ballot shall be done by using the other part of the written ballot attached hereto.

Please note that Section 34(1a) of the Banking (Licensing) Law, 5741-1981, provides as follows: "no person shall agree with another concerning their voting for the appointment of a director of a banking corporation or a banking holding corporation, unless this is in accordance with a permit that the Governor has given following consultation with the License Committee; this provision shall not apply to a holder of means of control who has agreed with another, that the other shall vote in this name and on his behalf for the person whom the holder of the means of control has instructed him to, and on condition that the other shall not vote in the name of and on behalf of more than one other holder". Therefore, with respect to the election of the directors (item no. 2 on the agenda of the General Meeting), a proxy who is also a shareholder in the Bank may vote in the name and on behalf of only one more shareholder. With respect to the other items on the agenda, the proxy is not prevented from representing more than one shareholder.

18. If, half an hour after the time that was scheduled for the Meeting, at least two (2) shareholders, who hold or represent at least 25% of the total votes in the Company, are not present, personally or by proxy, ("**Legal Quorum**"), then the Meeting shall be adjourned for one week and shall be held on Thursday, March 27, 2008, at the same time and place. If at the adjourned meeting no Legal Quorum is present half an hour after the time scheduled for the meeting, then the meeting shall be held with any number of participants whatsoever.

19. The written ballot, which can be used for voting, (the "**Written Ballot**") and the Statements of Position, as defined in Section 88 of the Companies Law, insofar as such are issued, are available on the Securities Authority's Distribution Site at http://www.magna.isa.gov.il (the "**Distribution Site**") and on the website of the Tel Aviv Securities Exchange Ltd. at http://maya.tase.co.il.

20. The voting by Written Ballot shall be done by using the second part of the Written Ballot, as published on the Distribution Site. Any shareholder may approach the Company directly and receive from it the text of the Written Ballot and the Statements of Position.

    The Member of a Stock Exchange shall send, free of charge, by electronic mail, a link to the text of the Written Ballot and the Statements of Position on the Distribution Site to each shareholder who is not registered on the Registry of Shareholders and whose shares are registered with this Member of a Stock Exchange, if the shareholder notified that he was interested therein, provided that the notice was given with respect to a certain securities account and prior to the effective date of record.

    According to the Companies (Proof of Ownership of a Share for the Purpose of Voting at a General Meeting), 5760-2000, a shareholder, in whose name shares are registered with a Member of a Stock Exchange, who desires to vote in the Meeting, shall submit to the Company a certification from that Member of a Stock Exchange concerning his ownership in the shares on the effective date of record, as required under these regulations. A shareholder, whose shares are registered with a Member of a Stock Exchange, is entitled to receive the ownership certification from the Member of a Stock Exchange via which he holds his shares at the branch of the Member of a Stock Exchange or by mail at his address in return for postage fees only, at his request. A request with this respect shall be given in advance to a certain securities account.

    The Written Ballot and the documents that are required to be attached thereto as specified therein shall be submitted to the Company's offices (including by registered mail), together with an ownership certification (and with respect to a registered shareholder – together with a photocopy of the identity card, passport or certification of incorporation, as the case may be), until seventy-two (72) hours prior to the time scheduled for holding the Meeting, namely until Monday, March 17, 2008, at 11:00am. For this purpose, the "Submission Date" is the date on which the Written Ballot and the attached documents were received at the Company's offices.

    The last date for submitting statements of position to the Company is until ten (10) days after the effective date of record, namely until Thursday, February 28, 2008, at 11:00am.

21. The full text of the resolution submitted for the approval of the General Meeting, the full report of the Bank's financial statements and Board of Directors' report for 2006, with their annexes, the Bank's Articles of Association and the text of the indemnification letter are open for inspection at the office of the Bank's secretary, 63-65 Yehuda Halevy Street in Tel Aviv,

during regular working hours, after prior coordination at 03-5673800, starting from the date of publication of the announcement regarding the convening of the Annual Meeting in daily newspapers as required by law.

22. The Company's representatives for purposes of the handling of this Immediate Report are Adv. Oded Eran, Tal Atsmon and Doron Segal, of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., law offices, 2 Weizmann St., Tel Aviv; Tel. 03-6089999, Fax 03-6089909.

Bank Hapoalim Ltd.

Names and positions of signatories:

Adv. Ilan Mazur, General Counsel

Yoram Weissbrem, Bank Secretary

cc: **Bank of Israel** – 20 Yavne St., Tel Aviv
Registrar of Companies – 97 Jaffa St., Jerusalem

Annex "A"

Details pursuant to Section 26 of the Reports Regulations with respect to Directors whose Appointment is Presented for Approval

Oded Sarig:

1) Name: *Oded Sarig*;

2) I.D. Number: *53547451*;

3) Date of birth: *July 25, 1955*;

4) Address for service of process: *2 Guttmann St., Tel Aviv 69343*;

5) Citizenship: *Israeli*;

6) Member of the following committees of the Board of Directors: *Risk Management and Control and Implementation of the Provisions of Basel II*;

7) Has accounting and financial expertise considering his education and occupations, as specified below;

8) Is not an employee of the Bank, a subsidiary or an affiliate of the Bank or of a holder of interest in the Bank;

9) Holds office as a director of the Bank since September 10, 2007;

10) (a) His education:

Ph.D. – financing – University of California, Berkley;

Master – financing – University of California, Berkley;

Graduate – Accounting and Economics – Tel Aviv University.

(b) Occupation in the last five years and specification of the corporations in which he served or serves as a director:

Professor of financing and faculty member – The Interdisciplinary Center – October 2000 to date.

Senior lecturer, professor and fellow – Tel Aviv University – September 1987 – September 2000.

Dean – The Interdisciplinary Center – February 2002 – January 2006.

Member of the Boards of Directors of the Companies: Provisio Capital; Poriya Systems (1989); and Natural Bits Food Design Ltd.

11) Is not a family member of another holder of interest in the Bank;

12) The Bank deems the director as an accounting and financial expert for the purpose of compliance with the minimal number determined by the Board of Directors pursuant to Section 92(a)(12) of the Companies Law.

Mali Baron:

1) Name: *Mali Baron*;

2) I.D. Number: *003462181*;

3) Date of birth: *September 17, 1948*;

4) Address for service of process: *91 Yehoshua Bin Noon St., Tel Aviv 62497*;

5) Citizenship: *Israeli*;

6) Member of the following committees of the Board of Directors: *Credit, Transactions with Interest Holders and Affiliates, Business and Budget, Repricing, Balance Sheet, Expense Control and Streamlining*;

7) Has accounting and financial expertise considering her education and occupations, as specified below;

8) Is not an employee of the Bank, a subsidiary or an affiliate of the Bank or of a holder of interest in the Bank;

9) Holds office as a director of the Bank since September 10, 2007;

10) (a) Her education:

Graduate – Economy of Developing Countries – Tel Aviv University.

Master – Business Administration, specializing in Financing, The Hebrew University of Jerusalem.

(b) Occupation in the last five years and specification of the corporations in which she served or serves as a director:

Director of companies

Senior VP – Head of Branches Headquarters and in Charge of Mortgages – Mercantile Discount Bank Ltd. – November 1996 – December 2006.

Member of the Boards of Directors of the Companies: Maliba Ltd. and Ectel Ltd. (outside director)

Member (Internal) of the Committee of Investments Participating in Profits of The Phoenix Investment and Finances Ltd.

11) Is not a family member of another holder of interest in the Bank;

12) The Bank deems the director as an accounting and financial expert for the purpose of compliance with the minimal number determined by the Board of Directors pursuant to Section 92(a)(12) of the Companies Law.

<u>Leslie Littner</u>:

1) Name: *Leslie Littner*;

2) I.D. Number: *327092722*;

3) Date of birth: *March 2, 1947*;

4) Address for service of process: *8 Herzog St., Tel Aviv 62915*;

5) Citizenship: *Israeli*;

6) Member of the following committees of the Board of Directors: *Business and Budget, Compensation and Human Resources, Repricing, Balance Sheet, Approval of Investments, Risk Management and Control and Implementation of the Provisions of Basel II, Audit*;

7) Has accounting and financial expertise considering his education and occupations, as specified below;

8) Is not an employee of the Bank, a subsidiary or an affiliate of the Bank or of a holder of interest in the Bank;

9) Holds office as a director of the Bank since September 10, 2007;

10) (a) His education:

Graduate – Economics and Business – C. London College London

(b) Occupation in the last five years and specification of the corporations in which he served or serves as a director:

CEO of risk management consultancy company

Advisor to CEO in risk management – Bank Leumi – 7 years;

11) Is not a family member of another holder of interest in the Bank;

12) The Bank deems the director as an accounting and financial expert for the purpose of compliance with the minimal number determined by the Board of Directors pursuant to Section 92(a)(12) of the Companies Law.

<u>Nir Zichlinsky</u>:

1) Name: *Nir Zichlinsky*;

2) I.D. Number: *022085468*;

3) Date of birth: *October 8, 1965*;

4) Address for service of process: *Arison Investments Ltd., 23 Shaul HaMelech Blvd., Tel Aviv 64367*;

5) Citizenship: *Israeli*;

6) Member of the following committees of the Board of Directors: *Balance Sheet*;

7) Has accounting and financial expertise considering his education and occupations, as specified below;

8) Is an employee of a holder of interest in the Bank (Arison) – See Section 10(a)(b) below;

9) Holds office as a director of the Bank since September 10, 2007;

10) (a) His education:

Graduate – Accounting and Financing – The College of Management, Rishon LeZion;

Master – Business Administration, specializing in Financing – Ben Gurion University in the Negev;

Other – Accountancy – Israel CPA Council.

(b) Occupation in the last five years and specification of the corporations in which he served or serves as a director:

VP and Business Development – Arison Sustainability Ltd., Arison Investments Ltd., Arison Holdings (1998) Ltd. – more than one year;

Senior Partner and Head of the Professional Department, Director of Business Development and Social Reporting Department and Director of Training – BDO Ziv Haft Accounting Firm – 10 years;

Lecturer in the Departments of Business Administration and Accounting in undergraduate and graduate programs – Tel Aviv University, Hebrew U., Bar Ilan, The College of Management, the Academic Campus, Rupin Academic Center – Approximately 15 years.

Member of the Boards of Directors of the companies: Housing & Construction Holdings Ltd., Solel Boneh Overseas Ltd., Blue Green Development and Investments Ltd., Solel Boneh Construction & Infrastructure Ltd., Solel Boneh Ltd., Lime & Stone Industries Ltd. and Israel Salt Industries Ltd.

11) Is not a family member of another holder of interest in the Bank;

12) The Bank deems the director as an accounting and financial expert for the purpose of compliance with the minimal number determined by the Board of Directors pursuant to Section 92(a)(12) of the Companies Law.

Ronen Israel:

1) Name: *Ronen Israel*;

2) I.D. Number: *055692578*;

3) Date of birth: *March 21, 1959*;

4) Address for service of process: *4/62 Shaul HaMelech Blvd., Tel Aviv*;

5) Citizenship: *Israeli*;

6) Member of the following committees of the Board of Directors: *Senior Managers' Compensation*;

7) Has accounting and financial expertise considering his education and occupations, as specified below;

8) Is not an employee of the Bank, a subsidiary or an affiliate of the Bank or of a holder of interest in the Bank;

9) Holds office as a director of the Bank since October 29, 2007;

10) (a) His education:

Ph.D. – Financing – Northwestern University, Evanston, U.S.A.

(b) Occupation in the last five years and specification of the corporations in which he served or serves as a director:

Professor of Financing, Head of the Entrepreneurship Center, The Interdisciplinary Center Herzliya, 2000 to date;

Member of the Board of Directors – Chairman of the Audit Committee – Mizrahi Bank – 2003-2006;

Member of the Boards of Directors of the Companies: Elco Holdings Ltd. (outside director), Elran (D.D.) Investments Ltd. (outside director), Mivtach Shamir Holdings Ltd. (outside director).

11) Is not a family member of another holder of interest in the Bank;

12) The Bank deems the director as an accounting and financial expert for the purpose of compliance with the minimal number determined by the Board of Directors pursuant to Section 92(a)(12) of the Companies Law.

Annex "B"

__________ Date: __________

Dear Sir/Madam,

Letter of Indemnification

The Bank hereby irrevocably undertakes:

1. To indemnify you for any liability or expense as specified in Sections 2.1 and 2.2 below, which shall be imposed on you and/or which you will bear, due to acts performed by you in your capacity as an officer of the Bank (including acts preceding the date of this letter of indemnification), which are directly or indirect associated with one or more of the types of events or any part thereof or anything related thereto, as specified in Schedule A hereto, which constitutes an integral part hereof (the "Schedule"), provided that the amount of the indemnification by virtue of this letter of indemnification shall not exceed the amount specified in Sections 4.1 and 4.2 below.

2. The indemnification undertaking as stated in Section 1 above, shall apply due to any liability or expense which is lawfully indemnifiable, as follows:

   2.1 Any monetary liability imposed on you in favor of another person pursuant to a judgment, including a judgment issued in a settlement or an arbitration award that was approved by the court.

   2.2 Reasonable litigation expenses, including attorney's fees, which you incurred or which were charged to you by a court, in a proceeding initiated against you by the Bank or on its behalf or by another person, or in a criminal indictment from which you will be acquitted or a criminal indictment in which you will be convicted of a criminal offense requiring no proof of mens- rea .

   2.3 Reasonable litigation expenses, including attorney's fees, incurred by you due to an investigation or a proceeding conducted against you by an authority authorized to conduct the investigation or the proceeding, and which ended without the filing of an indictment against you and without a monetary liability being imposed on you as an alternative to a criminal proceeding, or having ended without the filing of an indictment against you but with the imposition of a monetary liability as an alternative to a criminal proceeding, in an offense requiring no proof of mens- rea .

   "A proceeding ending without the filing of an indictment in a matter in which a criminal investigation was launched", means the closing of the case pursuant to Section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (in this subsection – the Criminal Procedure Law), or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law;

"Monetary liability as an alternative to a criminal proceeding" – A monetary liability imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746-1985, a fine for an offense determined as an infraction pursuant to the provisions of the Criminal Procedure Law, a monetary penalty or a fine.

3. It is clarified that the provisions of Section 1 shall apply also due to a liability or expense as specified in Sections 2.1, 2.2 and 2.3 above, which shall have been imposed on you due to act performed by you by virtue of:

3.1 Your holding office on behalf of the Bank in an authorized organ in any corporation other than the Bank (the "Other Corporation").

3.2 Your appointment on behalf of the Bank to any position in the Other Corporation.

3.3 For the avoidance of doubt, it is hereby clarified that for purposes of this Section 3, holding office and/or an appointment on behalf of the Bank shall mean holding office and/or an appointment as aforesaid pursuant to the decision of the Bank's management and/or the Bank's Board of Directors.

4. 4.1 The amount of the indemnification which the Bank shall pay pursuant to this letter due to any certain event (in addition to amounts which shall be received from an insurance company, if any, in the context of insurance purchased by the Bank and/or amounts to be received, if any, in the context of indemnification from any person other than the Bank), to all of the Bank's officers, in the aggregate, pursuant to this letter of indemnification, due to one or more of the types of events specified in the Schedule, shall not exceed 25% (twenty five percent) of the Bank's equity according to its latest financial statements published before the date of actual indemnification (the "Maximum Indemnification Amount").

4.2 Within the framework of the Maximum Indemnification Amount and subject to the provisions of this letter, you shall be entitled to full payment of any and all liabilities and litigation expenses as stated in Section 2 above, which shall be imposed on you and/or which you will bear as provided in this letter.

4.3 If and insofar as the sum total of all indemnification amounts which the Bank will be required to pay due to a certain event, shall exceed the Maximum Indemnification Amount or the balance of the Maximum Indemnification Amount yet unpaid by the Bank (as being at that time), the Maximum Indemnification Amount or, as the case may be, the balance thereof, shall be divided among the officers who will be entitled to indemnification, such that the indemnification amount which each one of the officers shall actually receive will be calculated according to the ratio between the amount of indemnification which would be due to each one of the officers but for the Maximum

Indemnification Amount restriction, and the amount of indemnification which would be due to all of the said officers, in the aggregate, due to the said event, but for the Maximum Indemnification Amount restriction.

5. Upon the occurrence of an event due to which you may be entitled to indemnification in accordance with the provisions of this letter of indemnification, the Bank shall, from time to time, provide you with the moneys required to cover the expenses and various other payments involved in the handling of such legal proceeding, including investigation proceedings, such that you will not be required to pay or finance the same yourself, and all subject to the terms and provisions set forth in this letter of indemnification.

6. Without derogating from the aforesaid, the letter of indemnification shall be subject to the following conditions:

6.1 To the extent possible, you will notify the Bank of any legal proceeding which will be instituted against you or of any warning in writing or threat in writing that such proceeding will be instituted against you in connection with any event due to which the indemnification may apply, at the appropriate speed after first learning thereof, and you shall forward to the Bank or to whomever the Bank shall notify you, any document to be delivered to you in connection with such proceeding; and all in circumstances in which you are aware that the Bank is not a party to such legal proceeding or, as the case may be, is not cc'ed as an addressee in such warning or threat.

6.2 The Bank shall be entitled to assume the handling of your defense against such legal proceeding and/or to entrust such handling to any attorney the Bank shall choose for this purpose. The Bank and/or such attorney will act in the context of such handling to bring the said proceeding to an end, will provide you with current reports on the progress of the proceeding and will consult with you in connection with the management thereof.

Where, in your opinion or in the attorney's opinion, a fear of a conflict of interests between you and the Bank shall be created and/or representation by the attorney shall be required in a criminal proceeding which shall have been filed against you and/or if your objection to the attorney appointed by the Bank shall be based on other reasonable grounds, you shall inform the Bank thereof, and will be entitled to retain an attorney on your behalf, and the provisions of this letter of indemnification shall apply to the expenses you will incur due to such appointment.

Insofar as the Bank and/or you may be entitled to indemnification in the context of the officers' insurance, in connection with the proceeding, the appointment of the attorney as aforesaid will be made in consideration of the insurer's right to determine the identity of the attorney who will represent you in the proceeding, and of the Bank's duties in this respect pursuant to such insurance, particularly if

according to the terms of the insurance, the insurer is entitled to determine the identity of the attorney who will represent you in the proceeding, such that otherwise the insurer may be able to release itself from its indemnification undertaking or reduce the same. In any event, the Bank will use its best efforts, within the framework of the terms of the insurance and subject thereto, to influence the choice of the attorney in accordance with your wishes.

The Bank will not agree to make a settlement, as a result of which you will be required to pay amounts for which you will not be indemnified pursuant to this letter of indemnification, nor will be paid in the context of insurance purchased by the Bank, other than with your prior written consent, nor will the Bank agree to make a settlement if, in the context thereof, you will be convicted of a criminal offense, other than with your prior written consent. In addition, in the event that the Bank shall choose to resolve disputes by way of arbitration, it shall be entitled to do so provided that your prior written consent thereto is given, which consent you will not unreasonably withhold. At the Bank's request, you will sign any document authorizing any attorney as aforesaid to handle your defense in the said proceeding on your behalf and to represent you in anything related thereto, in accordance with the aforesaid.

If the Bank will not have informed you within 14 days from the date of receipt of the notice or of the Bank's learning as stated in Section 6.1 above, that it is assuming the handling of your defense you will be entitled to appoint an attorney on your behalf and all of the provisions of this letter of indemnification will apply accordingly.

You shall cooperate with the Bank and/or with any attorney as aforesaid in any manner reasonably required of you by either of them in the context of their handling in connection with such legal proceeding, provided that the Bank shall arrange to cover all of your expenses involved therein, such that you will not be required to pay or finance the same yourself, and all subject to the provisions of Section 4 above.

6.3 Regardless of whether or not the Bank shall act as specified in Section 6.2 above, the Bank will arrange to cover the liabilities and expenses set forth in Section 2 above, such that you will not be required to pay or finance the same yourself, without thereby derogating from the indemnification assured to you pursuant to the provisions of this letter of indemnification, and all subject to the provisions of Section 4 above.

6.4 The indemnification in connection with any legal proceeding against you, as provided in this letter of indemnification, will not apply to any amount that shall be due from you following a settlement or arbitration, unless the Bank shall have agreed in writing to such settlement or to the holding of such arbitration, as the case may be. The Bank will not unreasonably refuse such settlement or the holding of such arbitration, as the case may be.

6.5 The Bank will not be required to pay, pursuant to this letter of indemnification, monies that shall have actually been paid to you or for you or in your stead in the context of insurance purchased by the Bank or any indemnification undertaking by any person other than the Bank. The aforesaid does not prejudice your right to receive indemnification from the Bank for monies which you will be entitled to receive from another person as aforesaid, but which shall not have actually been paid to you or for you or in your stead prior to the date on which you will ask the Bank to make any payment by virtue of this letter of indemnification.

6.6 For the avoidance of doubt it is clarified that the amount of the indemnification pursuant to this letter of indemnification will apply over and above, and in addition to the amount to be paid (if any) in the context of such insurance and/or indemnification.

6.7 Upon your request for the making of a payment in connection with any event pursuant to this letter of indemnification, the Bank will take any and all acts required by law for payment thereof within 7 days from the date on which it is so required, and shall also act for the arrangement of any approval required in connection therewith, if any. If any approval shall be required as aforesaid for any such payment, and such payment shall not be approved in accordance therewith for any reason whatsoever, such payment or any part thereof which shall not have been approved as aforesaid will be subject to approval by the court and the Bank will act to obtain the same.

6.8 In the event that the Bank will pay you or in your stead any amounts in the context of this letter of indemnification in connection with a legal proceeding, following which it shall transpire that you are not entitled to indemnification from the Bank for such amounts, for the reasons described below, the following provisions shall apply:

6.8.1 In the event that it shall be determined in the legal proceeding that you breached your fiduciary duty to the Bank and/or will be convicted of a criminal charge in which mens- rea shall have been proven, you will be required to repay the said amounts to the Bank upon being required in writing to do so and according to a payment schedule to be determined by the Bank.

6.8.2 In the event that it shall transpire that you are not entitled to indemnification from the Bank for other reasons, other than those specified in Section 6.8.1 above, you will be required to repay the said amounts to the Bank, other than amounts for out-of-pocket expenses incurred by you, by way of assignment to the Bank of your rights for reimbursement of the said amounts or, as the case may be, by way of actual reimbursement thereof to the Bank, according to a payment schedule to be determined by the Bank.

7. The Bank's undertakings pursuant to this letter of indemnification will be available to you, or as the case may be, to (Heaven forbid) your estate, also after termination of your office as an officer of the Bank, or your office (including your appointment) as provided in Section 3 above in the Other Corporation, provided that the acts for which indemnification will be given shall have been performed during your term of office as an officer of the Bank and/or your office, or appointment, in the Other Corporation.

8. In this letter of indemnification –

"Officer" within the meaning thereof in the Companies Law, 5759-1999 (the "Companies Law").

"Act" (or any other derivative thereof)

including a decision and/or an omission, and including an act (as defined herein) before the date of this letter of indemnification during your term of office as an officer of the Bank and/or your office and/or appointment on behalf of the Bank in the Other Corporation.

Everything stated in the masculine also imports the feminine.

9. The Bank's undertakings pursuant to this letter of indemnification shall be interpreted broadly and in a manner aimed at fulfillment thereof, to the extent permitted by law, for the purpose for which they were intended. In any event of discrepancy between any provision of this letter of indemnification and a mandatory provision of law which cannot be modified or added to, such provision of law shall prevail, although the other provisions of this letter of indemnification and the effect thereof shall not thereby be prejudiced.

10. The indemnification undertaking according to this letter is independent and is intended to add to, and not to derogate from, any right you will have in the context of the Bank's officer insurance.

11. V.A.T. shall be added, if and to the extent required, to any payment pursuant to this letter of indemnification.

12. The Bank's undertakings pursuant to this letter of indemnification cannot be revoked and/or modified by the Bank, without obtaining your prior written consent thereto. However, this letter of undertaking does not limit or prevent the Bank from increasing the Maximum Indemnification Amount due to the indemnifiable events, either because the amounts of the insurance pursuant to the officers insurance policy shall be reduced, or because the Bank will be unable to obtain officers insurance to cover the events contemplated in this letter of indemnification under reasonable terms or for any other reason, provided that such decision shall be adopted in the manners set forth in the Companies Law. Without derogating from the aforesaid, if at any time after the issuance of this undertaking, the Bank will issue an undertaking to indemnify officers which benefits the officers over and above the provisions of this letter of indemnification ("Improved Letters of Indemnification"), the

terms and conditions of the Improved Letters of Indemnification shall apply to you as if included in this letter of indemnification from the outset.

This letter of indemnification is effective from January 1, 2002.

In witness whereof, the Bank has hereto set its hand, via authorized signatories who have been duly authorized therefor.

Bank Hapoalim B.M.
Headquarters

________________ [signature] ________________ [signature]

I confirm receipt of this letter of indemnification and my consent to the conditions thereof, including Section 6.8 above.

____

Schedule A

Types of Events

1. A transaction (including an extraordinary transaction) or an act, including a transfer, sale, purchase or lease of assets or liabilities (including land, securities or rights) or the granting or receipt of a right in any one thereof and an act directly or indirectly involved in such transaction.

2. A securities issue including, but without derogating from the generality of the aforesaid, a public securities offering pursuant to a prospectus, a private placement or any other securities offering, by the Bank, a subsidiary or an affiliate, including tender offers, self purchase of securities by the Bank or a subsidiary or an affiliate.

3. The giving of information, representations, opinions, financial statements or notices to any competent authority (including the Registrar of Companies, the Securities Authority, the Supervisor of Banks, the Commissioner of the Capital Market, Insurance and Savings at the Ministry of Finance and the tax authorities).

4. Acts in the context of legal proceedings by and/or against the Bank.

5. The giving of information, representations, reports, opinions or notices to any third party including pursuant to the Companies Law, the Securities Law including regulations promulgated thereunder or pursuant to rules or directives prevailing at the stock exchange in Israel and/or at stock exchanges overseas and/or pursuant to the instructions of the Supervisor of Banks.

6. The transfer of information that is required by law to companies holding an interest in the Bank.

7. A payment or payment demand which apply to the Bank by law.

8. An act in connection with the Bank's risk management (including insurance for all types of risks to which the Bank is exposed).

9. Acts in connection with the issuance and receipt of licenses and permits (including business licenses and licenses and approvals that are required for the Bank's business management).

10. Acts in connection with the distribution of dividends to the Bank's shareholders.

11. Investments by the Bank in securities issued by various bodies (including the State) and investments in other financial assets either in Israel or overseas.

12. An act and/or transaction deriving from or related to the holding of an office on behalf of the Bank in an authorized organ of any held corporation and/or an appointment on behalf of the Bank in the Other Corporation, including an act in connection with the exercise of voting rights in held corporations.

13. Breaches of laws such as the Banking Ordinance, the Restrictive Trade Practices Law, the Prohibition on Money Laundering Law, the Prohibition on Terror Financing Law, the Banking Law (Licensing), the Banking Law (Customer Service), the Joint Investments in Trust Law, the Privacy Protection Law, the Proper Conduct of Banking Business Regulations, the Regulation of the Practice of Investment Advice Law, the Consumer Protection Law.

14. Performance of an act in the context of the occupations permissible to the Bank in the framework of Section 10 of the Banking Law (Licensing), 5741-1981.

15. Without derogating from the generality of the provisions of Section 14 above, the approval and/or provision of credit. For this purpose, "credit" – including as defined in the Banking Law (Licensing), 5741-1981.

16. Events associated with employment relations.

17. An act and/or omission associated with the business ties between the Bank and its customers and/or suppliers.

18. A restructuring or reorganization of the Bank or any decision pertaining thereto including, but without derogating from the generality of the aforesaid, a merger, split, recapitalization of the Bank, subsidiaries or affiliates, the dissolution or sale thereof, an allotment or a distribution.

19. Any provision of this Schedule above which concerns the performance of a particular act, shall be interpreted as referring also to the non-performance thereof or to refrainment from performance of such act, and all unless the context of a specific provision does not tolerate such interpretation.

For purposes of this Schedule A:

"Companies Law" – The Companies Law, 5759-1999.

"Securities Law" – The Securities law, 5728-1968.

"Security" – within the meaning thereof in Section 1 of the Companies Law.

"Consumer Protection Law" – The Consumer Protection Law, 5741-1981.

"Restrictive Trade Practices Law" – The Restrictive Trade Practices Law, 5748-1988.

"Prohibition on Money Laundering Law" – The Prohibition on Money Laundering Law, 5760-2000.

"Prohibition on Terror Financing Law" – The Prohibition on Terror Financing Law, 5765-2005.

"Regulation of the Practice of Investment Advice Law" – The Regulation of the Practice of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995.

"Joint Investments in Trust Law" – The Joint Investments in Trust Law, 5754-1994.

"Privacy Protection Law" – The Privacy Protection Law, 5741-1981.

"Banking Law (Licensing)" – The Banking Law (Licensing), 5741-1981.

"Banking Law (Customer Service)" – The Banking Law (Customer Service), 5741-1981.

"Banking Ordinance" – The Banking Ordinance No. 26 for 1941.

"Proper Conduct of Banking Business Regulations" – The Proper Conduct of Banking Business Regulations on behalf of the Supervisor of Banks.

Bank Hapoalim B.M.

Written Ballot pursuant to the Companies Regulations (Written Vote and Position Statements), 5766-2005

Part I

1. **The Company's name**

   Bank Hapoalim B.M. (the "**Company**" or the "**Bank**").

2. **Type, date and place of convening of the general meeting**

   Annual general meeting. The annual general meeting shall be convened on **Thursday, March 20, 2008** at 11:00 am at the Company's offices at Levinstein Tower, 23 Menachem Begin Road Tel Aviv (3rd floor, room 313). Should the meeting be adjourned, it shall be convened on Thursday, March 27, 2008, at the same place and at the same time.

3. **Specification of the issues on the agenda, which may be voted upon through the written ballot**

   3.1 **Approval of Election of Directors**

   Reelection to the Company's Board of Directors of the following directors (who were appointed by the Bank's Board of Directors pursuant to Section 16(c) of the Company's articles), after their appointment was approved by the Supervisor of Banks: Oded Sarig (appointed by the Board of Directors on September 10, 2007); Mali Baron (appointed by the Board of Directors on September 10, 2007); Leslie Littner (appointed by the Board of Directors on September 10, 2007); Nir Zichlinsky (appointed by the Board of Directors on September 10, 2007); Ronen Israel (appointed by the Board of Directors on October 29, 2007). The vote shall be taken separately with respect to each director.

   (a) Oded Sarig - details:

   1) Name: *Oded Sarig*;

   2) I.D. Number: *53547451*;

   3) Date of birth: *July 25, 1955*;

   4) Address for service of process: *2 Guttmann St., Tel Aviv 69343*;

   5) Citizenship: *Israeli*;

   6) Member of the following committees of the Board of Directors: *Risk Management and Control and Implementation of the Provisions of Basel II*;

   7) Has accounting and financial expertise considering his education and occupations, as specified below;

   8) Is not an employee of the Bank, a subsidiary or an affiliate of the Bank or of a holder of interest in the Bank;

9) Holds office as a director of the Bank since September 10, 2007;

10) (a) His education:

Ph.D. – financing – University of California, Berkley;

Master – financing – University of California, Berkley;

Graduate – Accounting and Economics – Tel Aviv University.

(b) Occupation in the last five years and specification of the corporations in which he served or serves as a director:

Professor of financing and faculty member – The Interdisciplinary Center – October 2000 to date.

Senior lecturer, professor and fellow – Tel Aviv University – September 1987 – September 2000.

Dean – The Interdisciplinary Center – February 2002 – January 2006.

Member of the Boards of Directors of the Companies: Provisio Capital; Poriya Systems (1989); and Natural Bits Food Design Ltd.

11) Is not a family member of another holder of interest in the Bank;

12) The Bank deems the director as an accounting and financial expert for the purpose of compliance with the minimal number determined by the Board of Directors pursuant to Section 92(a)(12) of the Companies Law.

<u>(b) Mali Baron - details</u>:

1) Name: *Mali Baron*;

2) I.D. Number: *003462181*;

3) Date of birth: *September 17, 1948*;

4) Address for service of process: *91 Yehoshua Bin Noon St., Tel Aviv 62497*;

5) Citizenship: *Israeli*;

6) Member of the following committees of the Board of Directors: *Credit, Transactions with Interest Holders and Affiliates, Business and Budget, Repricing, Balance Sheet, Expense Control and Streamlining*;

7) Has accounting and financial expertise considering her education and occupations, as specified below;

8) Is not an employee of the Bank, a subsidiary or an affiliate of the Bank or of a holder of interest in the Bank;

9) Holds office as a director of the Bank since September 10, 2007;

10) (a) Her education:

Graduate – Economy of Developing Countries – Tel Aviv University.

Master – Business Administration, specializing in Financing, The Hebrew University of Jerusalem.

(b) Occupation in the last five years and specification of the corporations in which she served or serves as a director:

Director of companies

Senior VP – Head of Branches Headquarters and in Charge of Mortgages – Mercantile Discount Bank Ltd. – November 1996 – December 2006.

Member of the Boards of Directors of the Companies: Maliba Ltd. and Ectel Ltd. (outside director)

Member (Internal) of the Committee of Investments Participating in Profits of The Phoenix Investment and Finances Ltd.

11) Is not a family member of another holder of interest in the Bank;

12) The Bank deems the director as an accounting and financial expert for the purpose of compliance with the minimal number determined by the Board of Directors pursuant to Section 92(a)(12) of the Companies Law.

(c) Leslie Littner:

1) Name: *Leslie Littner*;

2) I.D. Number: *327092722*;

3) Date of birth: *March 2, 1947*;

4) Address for service of process: *8 Herzog St., Tel Aviv 62915*;

5) Citizenship: *Israeli*;

6) Member of the following committees of the Board of Directors: *Business and Budget, Compensation and Human Resources, Repricing, Balance Sheet, Approval of Investments, Risk Management and Control and Implementation of the Provisions of Basel II, Audit*;

7) Has accounting and financial expertise considering his education and occupations, as specified below;

8) Is not an employee of the Bank, a subsidiary or an affiliate of the Bank or of a holder of interest in the Bank;

9) Holds office as a director of the Bank since September 10, 2007;

10) (a) His education:

Graduate – Economics and Business – C. London College London

(b) Occupation in the last five years and specification of the corporations in which he served or serves as a director:

CEO of risk management consultancy company

Advisor to CEO in risk management – Bank Leumi – 7 years;

11) Is not a family member of another holder of interest in the Bank;

12) The Bank deems the director as an accounting and financial expert for the purpose of compliance with the minimal number determined by the Board of Directors pursuant to Section 92(a)(12) of the Companies Law.

(d) Nir Zichlinsky - details:

1) Name: *Nir Zichlinsky*;

2) I.D. Number: *022085468*;

3) Date of birth: *October 8, 1965*;

4) Address for service of process: *Arison Investments Ltd., 23 Shaul HaMelech Blvd., Tel Aviv 64367*;

5) Citizenship: *Israeli*;

6) Member of the following committees of the Board of Directors: *Balance Sheet*;

7) Has accounting and financial expertise considering his education and occupations, as specified below;

8) Is an employee of a holder of interest in the Bank (Arison) – See Section 10(a)(b) below;

9) Holds office as a director of the Bank since September 10, 2007;

10) (a) His education:

Graduate – Accounting and Financing – The College of Management, Rishon LeZion;

Master – Business Administration, specializing in Financing – Ben Gurion University in the Negev;

Other – Accountancy – Israel CPA Council.

(b) Occupation in the last five years and specification of the corporations in which he served or serves as a director:

VP and Business Development – Arison Sustainability Ltd., Arison Investments Ltd., Arison Holdings (1998) Ltd. – more than one year;

Senior Partner and Head of the Professional Department, Director of Business Development and

Social Reporting Department and Director of Training – BDO Ziv Hafi Accounting Firm – 10 years;

Lecturer in the Departments of Business Administration and Accounting in undergraduate and graduate programs – Tel Aviv University, Hebrew U., Bar Ilan, The College of Management, the Academic Campus, Rupin Academic Center – Approximately 15 years.

Member of the Boards of Directors of the companies: Housing & Construction Holdings Ltd., Solel Boneh Overseas Ltd., Blue Green Development and Investments Ltd., Solel Boneh Construction & Infrastructure Ltd., Solel Boneh Ltd., Lime & Stone Industries Ltd. and Israel Salt Industries Ltd.

11) Is not a family member of another holder of interest in the Bank;

12) The Bank deems the director as an accounting and financial expert for the purpose of compliance with the minimal number determined by the Board of Directors pursuant to Section 92(a)(12) of the Companies Law.

<u>(e) Ronen Israel - details</u>:

1) Name: *Ronen Israel*;

2) I.D. Number: *055692578*;

3) Date of birth: *March 21, 1959*;

4) Address for service of process: *4/62 Shaul HaMelech Blvd., Tel Aviv*;

5) Citizenship: *Israeli*;

6) Member of the following committees of the Board of Directors: *Senior Managers' Compensation*;

7) Has accounting and financial expertise considering his education and occupations, as specified below;

8) Is not an employee of the Bank, a subsidiary or an affiliate of the Bank or of a holder of interest in the Bank;

9) Holds office as a director of the Bank since October 29, 2007;

10) (a) His education:

Ph.D. – Financing – Northwestern University, Evanston, U.S.A.

(b) Occupation in the last five years and specification of the corporations in which he served or serves as a director:

Professor of Financing, Head of the Entrepreneurship Center, The Interdisciplinary Center Herzliya, 2000 to date;

Member of the Board of Directors – Chairman of the Audit Committee – Mizrahi Bank – 2003-2006;

Member of the Boards of Directors of the Companies: Elco Holdings Ltd. (outside director), Elran (D.D.) Investments Ltd. (outside director), Mivtach Shamir Holdings Ltd. (outside director).

11) Is not a family member of another holder of interest in the Bank;

12) The Bank deems the director as an accounting and financial expert for the purpose of compliance with the minimal number determined by the Board of Directors pursuant to Section 92(a)(12) of the Companies Law.

Required majority: a simple majority of the participating votes (not including abstainers).

3.2 **Approval of Directors' compensation, except in relation to directors, the compensation approval with respect to whom is submitted for approval under Section 3.3 below, and except in relation to Dan Danker, whose proposed terms of employment shall be approved separately, as said in Section 3.6 below**

Subsequently to the resolution of the General Meeting dated November 10, 2005, which approved the compensation sums specified below, it is proposed to approve that the Company continue paying compensation for the office of a Company's director and for participating in the meeting of the Company's Board of Directors and the committees' thereof, in the aforesaid sums, to all of the Company's directors (including external directors), as they shall be from time to time, who are not controlling shareholders in the Company or relatives of the same or directors, the compensation payable for whom is paid to the controlling shareholders in the Company, and as long as they act as directors in the Company. And these are the compensation sums: annual compensation in the sum of NIS 93,810, which shall be paid in 4 equal payments at the beginning of each quarter for the preceding quarter; and participation compensation for participating in the meeting of the Board of Directors or of any of its committees in the sum of NIS 2,500 per meeting. The annual compensation and the participation compensation shall be fully and currently linked to the increase in the consumer price index, such that the basic index for calculating the linkage shall be the index published on December 15, 2004. As of the date of the report, the sum of the annual compensation after the linkage to the index is approx. NIS 99,313 and the participation compensation after the linkage to the index is approx. NIS 2,647.

Required majority: a simple majority of the participating votes (not including abstainers).

3.3 **Approval of Directors' compensation to Messrs. Efrat Peled and Nir Zichlinsky**

Approval of directors' compensation (annual compensation and participation compensation) to Messrs Efrat Peled and Nir Zichlinsky in the same sums and at the same terms as specified in Section 3.2 above, effective as from the beginning of their office in the Company, as long as they act as directors in the Company. Ms Efrat Peled acts as a director in the Company as from January 24, 2007. Mr. Nir Zichlinsky acts as a director in the Company as from September 10, 2007.

Required majority: a simple majority of the votes of the participating shareholders (not including abstainers), provided that one of the following conditions is met: (1) at least one-third of the total votes of the shareholders, who do not have a personal interest in the resolution and who participate in the vote, shall be included in the counting of the majority votes; Abstentions shall not be counted in the count of the total amount of shareholder votes; or (2) the total votes of the opponents among the shareholders who are determined in Subsection (1) shall not exceed one percent of the total voting rights in the Company.

3.4 **Indemnification Undertaking**

(a) A prior undertaking to indemnify the following directors: Oded Sarig, Mali Baron, Leslie Littner, Ronen Israel and Yair Orgler, in the form of the indemnification letter that is attached as **Annex "B"** of the Immediate Report (the "**Indemnification Letter**"). The form of the indemnification letter is in accordance with the form of the indemnification letters that were provided in the past to the other acting directors in the Company, as approved in the past by the Company's authorized bodies, including the General Meeting.

Required majority: a simple majority of the participating votes (not including abstainers).

(b) A prior undertaking to indemnify the directors Efrat Peled and Nir Zichlinsky according to the form of the Indemnification Letter, as defined above.

Required majority: a simple majority of the votes of the participating shareholders (not including abstainers), provided that one of the following conditions is met: (1) at least one-third of the total votes of the shareholders, who do not have a personal interest in the resolution and who participate in the vote, shall be included in the counting of the majority votes; Abstentions shall not be counted in the count of the total amount of shareholder votes; or (2) the total votes of the opponents among the shareholders who are determined in Subsection (1) shall not exceed one percent of the total voting rights in the Company.

3.5 Insurance

(a) Ratifying the terms of the directors and officers liability insurance, which was renewed on June 1, 2007, and shall expire on May 31, 2008 (the "**Existing Policy**"). The total coverage sum is approx. 200 million dollar and the total premium is approx. 1,721 thousand dollar. For the rest of the insurance terms, see Section 6 in Chapter A of the Immediate Report.

Required majority: a simple majority of the votes of the participating shareholders (not including abstainers), provided that one of the following conditions is met: (1) at least one-third of the total votes of the shareholders, who do not have a personal interest in the resolution and who participate in the vote, shall be included in the counting of the majority votes; Abstentions shall not be counted in the count of the total amount of shareholder votes; or (2) the total votes of the opponents among the shareholders who are determined in Subsection (1) shall not exceed one percent of the total voting rights in the Company.

(b) Approving that the Bank purchase insurance policies for officers liability insurance, after the expiry of the Existing Policy, which new policies shall be purchased, including by way of further extensions or renewal of the Existing Policy and/or by way of purchasing another policy, with an insurance coverage that shall be no less than the existing coverage as aforesaid, subject to the following accumulative conditions: (1) the purchases of the policies as aforesaid shall be done for such number of insurance periods that shall not exceed five years in total, after the expiry of the Existing Policy; and (2) the limits of the liability in such policy shall not exceed 400 million dollar, per action and in total, and the annual premium shall not exceed 5 million dollar.

Required majority: a simple majority of the votes of the participating shareholders (not including abstainers), provided that one of the following conditions is met: (1) at least one-third of the total votes of the shareholders, who do not have a personal interest in the resolution and who participate in the vote, shall be included in the counting of the majority votes; Abstentions shall not be counted in the count of the total amount of shareholder votes; or (2) the total votes of the opponents among the shareholders who are determined in Subsection (1) shall not exceed one percent of the total voting rights in the Company.

3.6 Grant of options to Mr. Dan Dankner, the Chairman of the Company's Board of Directors, and approval to engage in an agreement with Mr. Dan Dankner, with respect to this office as the Chairman of the Company's Board of Directors

It is proposed to approve as follows: [a] Mr. Dankner shall be allotted 825,000 options that are exercisable to up to 825,000 registered ordinary shares of the Company with a par value of NIS 1 against an exercise price of NIS 16.40 per option. This exercise price constitutes the average closing price of the Company's share in the Tel Aviv Stock Exchange Ltd. in the fifteen trading days prior to the date of the Board of Directors' resolution to grant the options. The options shall have a vesting period of one year that shall begin on June 24, 2007, which is the commencement date of his office as the Chairman of the Bank, and shall expire 4 years after the allotment date. The shares arising for Mr. Dankner from the exercise of the options (the "**Exercise Shares**") constitute approx. 0.07% of the Company's issued and paid-up capital and of the voting rights therein on the report's date. The fair value of the options based on the Black-Scholes model on the Board of Directors' approval date was NIS 3,942,025. For full details concerning the terms of the options and the calculation of the fair value, see material private placement report pursuant to the Securities Regulations (Private Placement of Securities in a Listed Company), 5760-2000, which is published by the Company concurrently with the Immediate Report; and [b] Mr. Dan Dankner shall stop, effective from January 1, 2008, receiving compensation from Isracard Ltd. ("**Isracard**") and from Poalim Capital Markets – Investment House Ltd., Poalim Capital Markets and Investments – Holdings Ltd., Poalim Capital Markets Ltd. and Poalim Ventures – Fund Management Ltd. (all subsidiaries of the Company, which shall be jointly referred to hereinafter as "**PCM**") (Mr. Dankner acts as the Chairman of the Board of Directors in these companies). Concurrently, Mr. Dankner shall enter into an agreement with the Company with respect to this office as the Chairman of the Company's Board of Directors. The term of the agreement is until June 30, 2012. According to the proposed agreement, the employment terms of Mr. Dankner, for the period that commenced on January 1, 2008, shall be as follows: monthly salary (gross) in the sum of NIS 140,000 (linked to the index increase, whereby the basic index is the index known on January 1, 2008); related benefits (the tax payments therefor shall be grossed up by the Company), including providing a car of group 7 as well as a chauffer, and Mr. Dankner shall be entitled to have a telephone with two lines, to a cellular telephone, to reimbursement of expenses incurred by him in performing his duty, including for travels overseas and newspapers; the Company shall continue to make for Mr. Dankner remittances to pension, compensation, savings and advanced training provident funds, to which remittances were made for Mr. Dankner for his term of office in Isracard and PCM. Concurrently, the Bank shall deduct from Mr. Dankner's remuneration contributions for provident payments, which are Mr. Dankner's payments, and shall transfer the same to the provident funds, and all in the manner that it was done on the eve of the agreement. Upon the discontinuation of the office, whether on Mr. Dankner's initiative or on the Company's initiative, Mr. Dankner shall be entitled to severance payment of 250%, for the period commencing on January 1, 2005; Mr. Dankner shall be entitled to 25 paid vacation days for each work year (and a relative

number of work days for a part of the year); to annual convalescence payment, at the customary rate for executives, for 13 convalescence days; and to 25 paid sick days for each year. Sick and vacation days that were accumulated to Mr. Dankner's credit in the period commencing on May 15, 2004 and were not exercised by him shall be available to his credit during the term of the agreement with him; any grant of additional remuneration benefits to Mr. Dankner (bonus and additional options to Company's shares) shall be subject to the approval of the Audit Committee, the Board of Directors and the General Meeting of the Company, as well as to the obtaining of approvals as required under any law. Each one of the parties may terminate the engagement at any time, even before the end of the agreement's term, by giving a prior notice, provided that if the discontinuation of the office is on the Company's initiative, a prior notice of 12 months shall be given, and if the discontinuation of the office is on Mr. Dankner's initiative, a prior notice of 6 months shall be given.

Required majority: a simple majority of the participating votes (not including abstainers).

4. **The place and times at which the full language of the proposed resolutions may be inspected**

The proposed resolutions are available for inspection at the office of the Bank's secretary, 63-65 Yehuda Halevy Street in Tel Aviv, during regular working hours, after prior coordination at 03-5673800, starting from the date of publication of the announcement regarding the convening of the Annual Meeting in daily newspapers as required by law.

Validity of the Written Ballot

The Written Ballot shall only be valid if the following documents were attached thereto and if it was delivered to the Company (including by registered mail) until seventy two (72) hours prior to the time of the vote:

Unregistered shareholder[26] - confirmation of ownership (see Section 10 below).

Registered shareholder[27] - photocopy of identity card, passport or certificate of incorporation.

A Written Ballot delivered other than in accordance with the provisions of this section shall be invalid.

For this purpose, the "date of delivery" is the date on which the Written Ballot and its enclosures shall have reached the Company's offices.

5. **The Company does not enable voting through the Internet.**

6. **The Company's address for the delivery of Written Ballots and position statements**

---

[26] A person to whose credit shares are registered with a TASE member, which shares are included in the shares that are registered in the Shareholders Register in the name of a transfer agent.

[27] A shareholder registered on the Company's books.

At the office of the Bank's secretary, 63-65 Yehuda Halevy Street in Tel Aviv 65781 (7th floor).

7. **The last date for delivery of position statements to the Company by the shareholders**

Up to ten (10) days after the effective date (the "**Last Date for Sending of Position Statements by the Shareholders**"), i.e. until February 28, 2008.

The last date for delivery of the Board of Directors' response to the position statements

Up to 12 days before the convening of the general meeting, i.e. until March 8, 2008.

8. **Website addresses where the Written Ballots and position statements are available**

The Securities Authority's distribution website (the "**Distribution Website**"): http://www.magna.isa.gov.il

The website of the Tel Aviv Stock Exchange Ltd.: http://maya.tase.co.il

9. A non-registered shareholder is entitled to receive the ownership confirmation at a branch of the TASE member or by postal delivery, if so requested by him. A request on this matter shall be made in advance for a particular securities account.

10. A non-registered shareholder is entitled to receive by e-mail, free of charge, a link to the language of the Written Ballot and the position statements on the distribution website, from the TASE member through which he holds his shares, unless he shall have notified the TASE member that he is not interested in receiving such a link, or is interested in receiving Written Ballotsby post, for a fee; his notice with respect to Written Ballotsshall also be applicable to the receipt of position statements.

11. One shareholder or more holding shares at the Effective Date constituting five percent or more of the total voting rights in the Company, as well as a person who holds such a percentage of the total voting rights that are not held by a controlling shareholders in the Company as defined in Section 268 of the Companies Law ("**Controlling Shareholder**"), is entitled to inspect the written proxies, in person or through an agent on his behalf, after the convening of the general meeting at the Company's office as specified in Section 10 of the Companies Regulations (Written Vote and Position Statements), 5766-2005, after prior coordination with the Company.

The quantity of shares constituting 5% of the total voting rights in the Company is 63,139,442 ordinary shares.

The quantity of shares constituting 5% of the total voting rights in the Company, which are not held by a Controlling Shareholder, is 46,214,655 ordinary shares.

A shareholder shall state his vote in the second part of this Written Ballot.

Bank Hapoalim B.M.

Written Ballot pursuant to the Companies Regulations (Written Vote and Position Statements), 5766-2005

Part II

The Company's name: Bank Hapoalim B.M.

The Company's address (for delivery and dispatch of Written Ballots): Bank Hapoalim, 63-65 Yehuda Halevy Street, Tel Aviv 65781, attn. the Bank's secretary (7th floor).

Company number: 52-000011-8

Date of meeting: **Thursday, March 20, 2008**

Type of meeting: Annual general meeting.

Effective date: **Monday, February 18, 2008**

Shareholder's details:

1. Name of shareholder: ____________________
2. Identity number: ____________________
3. If the shareholder has no Israeli I.D.:

   Passport number: ___________

   Issuing state: _______________

   Valid until: ________________

4. If the shareholder is a corporation:

   Corporation number: _____________

   State of incorporation: _______________

Vote:

Number of issue on the agenda	On the agenda	Vote[28]			As for the approval of the directors' compensation for Messrs. Efrat Peled and Nir Zichlinsky – do you have a personal interest in the resolution[29]?		As for the indemnification undertaking to Messrs. Efrat Peled and Nir Zichlinsky – do you have a personal interest in the resolution[4]?		As for the insurance – do you have a personal interest in the resolution[4]?	
		For	Against	Abstained	Yes	No	Yes	No	Yes	No
3.1	(a) Approval of re-election of the director Oded Sarig									
	(b) Approval of re-election of the director Mali Baron									
	(c) Approval of re-election of the director Leslie Littner									
	(d) Approval of re-election of the director Nir Zichlinsky									
	(e) Approval of re-election of the director Ronen Israel									
3.2	Approval of directors' compensation, except in relation to the directors specified in sections 3.3 and 3.6 of the Written Ballot									
3.3	Approval of directors' compensation to Efrat Peled and Nir Zichlinsky									

[28] An unchecked box will be deemed an abstention from voting on that issue.
[29] The vote of a shareholder who shall not check either "Yes" or "No" shall not be counted and he shall be considered as not having participated in the vote.

3.4	(a) Indemnification undertaking to the directors: Oded Sarig, Mali Baron, Leslie Littner, Ronen Israel and Yair Orgler										
	(b) Indemnification undertaking to the directors Efrat Peled and Nir Zichlinsky										
3.5	(a) Ratifying the Existing Policy										
	(b) Approval to extend the policy, after expiry of Existing Policy										
3.6	Grant of options to and engagement in an agreement with Mr. Dan Dankner										

________________ ________________

Date Signature

For shareholders holding shares via a TASE member (according to Section 177(1) of the Companies Law) – this Written Ballot is valid only together with a confirmation of ownership.

For shareholders who are registered in the Company's Shareholders Register – this Written Ballot is valid together with a photocopy of I.D./passport/certificate of incorporation.

Details:

The following are details concerning my having a personal interest in item 3.3 above (approval of directors' compensation to Efrat Peled and Nir Zichlinsky):

____

____

Details:

The following are details concerning my having a personal interest in item 3.4(b) above (indemnification undertaking to Efrat Peled and Nir Zichlinsky):

____

____

Details:

The following are details concerning my having a personal interest in item 3.5(a) above (ratifying the Existing Policy):

Details:

The following are details concerning my having a personal interest in item 3.5(b) above (approval to extend the policy, after expiry of Existing Policy):

Bank Hapoalim Ltd.

February 13, 2008

The Securities Authority
Via Magna

Tel Aviv Stock Exchange Ltd.
Via Magna

Dear Sirs and Madams,

Re: **Bank Hapoalim Ltd. (the "Bank" or the "Company") - Immediate Report Pursuant to the Securities Regulations (Private Placement of Securities in a Listed Company), 5760-2000**

An immediate report (the "**Report**") is hereby submitted pursuant to the Securities Regulations (Private Placement of Securities in a Listed Company), 5760-2000 (the "**Regulations**") regarding a material private placement (according to the meaning thereof in the Regulations) to Mr. Dan Dankner who serves as active chairman of the Bank's board of directors ("**Mr. Dankner**" or the "**Offeree**") (the offering of the securities to the Offeree shall hereinafter be referred to as the "**Offering**").

On February 13, 2008 (the "**Date of the Resolution**") the Bank's board of directors (the "**Board of Directors**") resolved, after the approval of the Bank's audit committee had been received therefor on the same date, to allot to the Offeree, subject to the terms and conditions of this Report and to receipt of all of the approvals required pursuant to law, including the approval of the Company's general meeting, a total sum of 825,000 (unlisted) options (the "**Options**"), each one of which being exercisable for a registered ordinary share of par value NIS 1.00 of the Bank (the "**Ordinary Shares**"), which constitute approximately 0.07% of the Bank's issued and paid-up capital and of the voting rights therein on the date of this Report (approximately 0.07% of the issued capital thereof assuming full dilution). For the terms and conditions that apply to the Offering see Section 3 of this Report below. The aforesaid notwithstanding, an assumption of full exercise of the Options, as shall be allotted in practice, is merely theoretical, since in practice, the Offeree, who will exercise the Options, will not be allotted the full shares deriving therefrom, but only shares in such quantity as reflects the amount of the financial benefit incorporated in the Options, as specified in Section 3.6.2 of this Report.

For details regarding the terms and conditions of the Offeree's office as a whole and the approvals required, see the immediate report that the Bank published simultaneously with this Report pursuant to the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the "**Additional Report**").

This Report will serve as the option plan, in accordance with which the Options shall be allotted to the Offeree (the "**Plan**") and which will be submitted to the Israel Tax Authority pursuant to the provisions of Section 102 of the Income Tax Ordinance [New Version], 5721-1961 (the "**Ordinance**"). The Options shall be allotted pursuant to this Report only 30 days after submission of the Plan to the Bank's assessing officer, as required pursuant to the provisions of Section 102 of the Ordinance.

The Options shall be allotted to the Offeree without consideration in accordance with the terms and conditions as specified in this Report below:

1. **The Offeree**

1.1 Since June 24, 2007 (the "**Date of Commencement of Office**") and as of the date of this Report, the Offeree serves as the active chairman of the Company's Board of Directors. The Offeree is an interest holder of the Company by virtue of his position and office.

1.2 The Offeree is not an "**interested party**" (according to the definition of the term in Section 270 of the Companies Law, 5759-1999, the "**Companies Law**"), does not constitute a "**material shareholder**", according to the meaning of this term in the Companies Law, and will not become a "material shareholder" after he shall be allotted the Options pursuant to this Report, even assuming that he will exercise all of the Options for Ordinary Shares of the Company.

2. **The Percentage that the Securities Constitute of the Voting Rights and the Issued Capital of the Company**

The shares that the Offeree shall derive from the exercise of the Options (the "**Exercise Shares**") shall constitute approximately 0.07% of the Company's issued and paid-up capital and of the voting rights therein as of the date of this Report and approximately 0.07% of the Company's issued and paid-up capital and of the voting rights therein assuming full dilution (full dilution meaning assuming that all of the options that have been granted to the Company's employees, its officers, directors in the group, other service providers and consultants of the Company, including the Options offered pursuant to this Report, shall be exercised for shares, without taking into account the deferred promissory notes which the Company has issued).

The aforesaid notwithstanding, an assumption of full exercise of the Options, as shall be allotted in practice, is merely theoretical, since in practice, the Offeree, who will exercise the Options, will not be allotted the full shares deriving therefrom, but only shares in such quantity as reflects the amount of the financial benefit incorporated in the Options, as specified in Section 3.6.2 of this Report

3. **Terms and Conditions of the Offered Options**

3.1 General

The Options are offered to the Offeree in accordance with the terms and conditions of this Report and pursuant to the provisions of the capital gains track determined in Section 102(b)(2) (the "**Capital Gains Track**") of the Ordinance and subject to the Income Tax Rules (Tax Relief in the Allotment of Shares to Employees), 5763-2003 (the "**Rules**").

The Options that shall be allotted to the Offeree shall be deposited for him in trust with a trustee (the "**Trustee**") who will hold the same in trust for the periods determined in Section 102 of the Ordinance and under the terms and conditions as specified below. Pursuant to the provisions of Section 102 of the Ordinance, the Options are required to be held in trust for a minimum period, which is currently 24 months from the date of grant of the Options, in order that the benefit deriving from the Options shall be deemed as capital gains according to the Capital Gains Track and be taxed accordingly (the "**Effective Period**"). For further details regarding the taxation provisions that are applicable to the Options, see Section 3.10 below.

The Company's shares are listed on the Tel Aviv Stock Exchange Ltd. ("**TASE**") and, in addition, they are listed on the London Stock Exchange. The Options that are offered pursuant to this Report will not be listed on any stock exchange.

The allotment of the Options pursuant to this Report will be subject to the obtaining of all of the approvals and permits required by any authority, to whose authority the Report, the Options allotted according hereto and/or the shares that are subject to the Options are subject and/or from which an approval and/or permit is required pursuant to any law, as specified in Section 9 below.

3.2 Exercise of the Options for Treasury Shares of the Bank

The Options that are offered to the Offeree shall be exercisable only for shares of the Company that shall be purchased for such purpose by the Company in a transaction/s on and/or off TASE (the "**Exercise Shares**"). The Company's Board of Directors shall decide, in the future, to this end, on the acquisition of the Exercise Shares as aforesaid after it shall ascertain, at such time, that the Company meets the profit test and the solvency test pursuant to Section 302 of the Companies Law, subject to any law, for the purpose of the transfer thereof to the Offeree upon the exercise of the Options by the Offeree.

Acquisition of the Exercise Shares as aforesaid by the Company is subject to the approval of the Supervisor of Banks at the Bank of Israel, pursuant to Proper Banking Management Directive No. 332 (the "**Supervisor's Approval**"). Accordingly, the allotment of the Options to the Offeree pursuant to this Report shall only be performed after receipt of the Supervisor's Approval and subject to receipt of such approval.

In addition, the Company has applied to the Israel Tax Authority to determine, *inter alia*, that the transfer of the Exercise Shares by the Company to the Offeree, upon the exercise of the Options, will not constitute a tax event for the Company and shall not be deemed, for tax purposes, as a sale of shares by the Company but as an allotment of shares by the Company; that the self-purchase of the Exercise Shares and the transfer of the Exercise Shares to the Offeree upon the exercise

of the Options shall not prejudice the applicability of the taxation provisions of the Capital Gains Track determined in Section 102(b)(2) of the Ordinance with respect to the Options; and that the sale of the shares that shall remain in the reserve of the reserved shares that were purchased as aforesaid, after the expiration or exercise of all of the Options granted pursuant to this Report, shall not constitute a tax event for the Company.

The Exercise Shares that shall be transferred to the Offeree upon the exercise of the Options shall be equal, in the rights thereof, for all intents and purposes, to the ordinary shares existing in the Company's capital. So long as the Exercise Shares shall be held by the Company, they shall be treasury shares, according to the definition of this term in Section 308 of the Companies Law, and will confer no rights.

3.3 The Price of the Options and the Exercise Price

The Options shall be granted to the Offeree for no consideration.

Each Option shall be exercisable for one ordinary share in consideration for an exercise price that is equal to NIS 16.40 (the "**Exercise Price**"). The Exercise Price shall not be linked to the consumer price index or any index. See below an explanation, in Section 3.6.2, of the net exercise mechanism that shall apply with respect to the Options.

The Exercise Price is equal to the average closing price of the Bank's share on TASE on the fifteen (15) trading days that preceded the Date of the Resolution of the Board of Directors regarding the grant of the Options (the closing price of February 13, 2008 having also been taken into account).

The Exercise Price is subject to adjustments as specified in Section 3.7 below.

3.4 Exercise Dates

Subject to the other terms and conditions of the Options that are specified in this Report, the Options offered to the Offeree will be vested and exercisable, one year after the Date of Commencement of Office of the Offeree, namely from June 24, 2008 (the "**Vesting Date**") and for four years from the date of the allotment thereof, provided that the Options shall not be exercised, in whole or in part, throughout the Effective Period (the "**Exercise Period**").

3.5 Expiration of the Options

Subject to the provisions of Section 3.8 of this Report below, upon expiration of the Exercise Period, all of the Options shall expire (the "**Date of Expiration of the Options**") and shall not confer upon the Offeree and/or his heirs any right in connection with the Options,

including the right to receive the Exercise Shares. In addition, on the Date of Expiration of the Options, the trust shall end pursuant to Section 102 of the Ordinance.

3.6 Manner of Exercise of the Options and the Exercise Shares

3.6.1 Exercise Notice – The Options shall be exercised by the provision of written notice to the Company and to the Trustee ("**Exercise Notice**") regarding the exercise of the Options, in such language as shall be determined by the Company from time to time and which will include, *inter alia*, the number of Options that the Offeree wishes to exercise on such date. The date on which the Exercise Notice shall reach the Company shall be deemed as the exercise date of the Options stated in the Exercise Notice (the "**Exercise Date**").

3.6.2 Net Exercise – Unless the Board of Directors shall determine otherwise, the Options shall be exercised in accordance with the mechanism specified below ("**Net Exercise**"):

3.6.2.1 On the Exercise Date, a calculation shall be made of the difference between:

(a) The closing price of the Bank's share on TASE on the trading day preceding the Exercise Date, multiplied by the number of Options with respect to which the Exercise Notice (as defined below) shall have been given, and

(b) The Exercise Price per share, multiplied by the number of Options with respect to which the Exercise Notice shall have been given.

This difference will constitute the sum of the benefit that the Offeree derives on the Exercise Date (the "**Benefit Amount**").

3.6.2.2 The Company shall transfer to the Offeree (or to the Trustee for him, as the case may be) the number of Exercise Shares whose market value, according to the closing price of the Company's share on TASE on the trading day preceding the Exercise Date, is equal to the Benefit Amount only.

3.6.2.3 Any fracture of a share that shall be received from the said calculation or as a result of the provisions of this section will be rounded off (either up or down, as the case may be) to the nearest whole share, unless the Board of Directors shall determine otherwise.

The Company has applied to the Israel Tax Authority to receive its confirmation that the foregoing Net Exercise mechanism will not prejudice the tax benefits according to the Capital Gains Track of Section 102 of the Ordinance with respect to the Options and the tax will be calculated as if this were a "regular" exercise. The Tax Authority's decision on the Company's said application has not yet been received.

3.6.3 Register of Option Holders – The Company will maintain, at its registered office, a register of option holders in which shall be recorded the names of the option holders, their addresses and the number of options registered in their name. In addition, any and all transfers of ownership of Options that are permitted according to Section 3.9 below will be recorded in this register.

3.6.4 Shareholders' Rights – Until the Exercise Date, the Offeree will not be deemed as a shareholder of the Company (by virtue of the Options) although he will be afforded protection as specified in Section 3.7 below.

So long as the Exercise Shares are held for the benefit of the Offeree by the Trustee, the voting rights in respect of these shares will be held by the Trustee. The Trustee will not vote in respect of the Exercise Shares held by him for the Offeree and the Offeree will be entitled to vote in respect of the Exercise Shares at shareholder meetings of the Company only in accordance with a power of attorney from the Trustee, subject to any law.

3.7 Adjustments to the Options

Upon the occurrence of the following events, adjustments shall be made to the Offeree's right to exercise the Options, subject to the terms and conditions of this Report, as specified below:

3.7.1 Bonus Shares – If the Company shall distribute bonus shares and the effective date for the distribution thereof (the "**Benefit Date**") shall occur after the date of the allotment of the Options but before the Exercise Date, the Exercise Price for each Option shall not change but the number of Exercise Shares to which the Offeree is entitled upon the exercise shall be increased by the number of shares to which the Offeree would have been entitled as bonus shares, had he exercised the Option on the eve of the Benefit Date, and the number of shares reserved for the purposes of exercise of the Options will be increased accordingly. Similar adjustments will be made in the event of a split (or consolidation) of the Company's shares.

3.7.2 Rights Offering – In the event of a rights offering by the Company to its shareholders (including through an offering of convertible securities) after the date of the allotment of the Options but before the Exercise Date, the number of Exercise Shares to which the Offeree is entitled upon the exercise shall be increased such that it shall express the benefit component incorporated in the rights, and the number of Exercise Shares reserved for the purposes of exercise of the Options will be increased accordingly. The value of the benefit component incorporated in the said rights and the adjustment required according to the aforesaid shall be determined by the Company in accordance with the provisions of the TASE directives, as shall be amended from time to time, and shall be approved by an outside consultant who shall be chosen by the Company.

3.7.3 The provisions of Sections 3.7.1 and 3.7.2 above notwithstanding, the Offeree will not be entitled to exercise an Option for a fracture of a share and the number of Exercise Shares to which the Offeree is entitled upon the exercise of an Option pursuant to this Report shall be rounded off (either up or down, as the case may be) to the nearest whole number.

3.7.4 Adjustment for a Dividend – If the Company shall distribute a dividend (in cash or in kind) to all of its shareholders and the effective date with respect to the right to receive this dividend (the "**Effective Date**") shall occur after the Date of the Resolution but before the date of the exercise of the Options, the Exercise Price of each option that shall not have been exercised for shares of the Company before the Effective Date shall be reduced by the amount of the gross sum of the dividend per share that the Company shall have distributed (and with respect to a dividend in kind – in accordance with the value of the dividend which shall be determined by the Bank's Board of Directors). Aside from the adjustments to the Exercise Price which are specified in this section, distribution of a dividend by the Company (in cash and/or in kind) shall in no way affect the number of Exercise Shares and/or the Exercise Price and shall not obligate the Company to perform any adjustment in connection with the Options and/or the Exercise Shares, unless the Board of Directors shall determine otherwise.

The Company has applied to the Israel Tax Authority to receive its confirmation that a reduction in the Exercise Price of the Options, as specified above, as a result of the adjustment thereof for a dividend distribution, will not be deemed as an exercise or sale of the Options and will not constitute a tax event and the amount that shall be deducted from the Exercise Price in respect of such adjustment will be

taxed as capital gains in accordance with the Capital Gains Track determined in Section 102(b)(2) of the Ordinance. The Tax Authority's decision on the Company's said application has not yet been received

3.7.5 Acquisition or Merger – In the event of a merger of the Company with or into another company, either by way of substitution of shares, acquisition in cash or otherwise ("**Merger**") or a sale of all of the Company's assets or all of the issued share capital thereof or the vast majority of the Company's assets or the issued share capital thereof, to any third party ("**Sale**"), the Board of Directors will be entitled, *inter alia*, at its choice and subject to any law (the term the "**New Company**" shall refer to a company with which a Merger shall be performed or with which a sale transaction shall be performed or which shall step into the shoes of the Company after a Merger or Sale):

3.7.5.1 To determine that any option be substituted for or converted into an option of equal value in the New Company after the Merger or Sale, and to perform changes to the Exercise Price (insofar as necessary) accordingly, all subject to the Board of Director's discretion; or

3.7.5.2 To determine that any option be adopted by the New Company such that it shall be exercisable for a share of the New Company, subject to adjustments and changes that shall be determined by the Board of Directors; or

3.7.5.3 To determine that any option shall be cancelled or returned to the Company and the Company shall pay the Offeree financial compensation for the cancellation or return of such option; and

3.7.5.4 To perform any action and/or adjustment in connection with the Options and the terms and conditions thereof, insofar as shall be required according to the discretion thereof.

Unless it shall be determined otherwise by the Board of Directors, at its sole discretion, immediately after the performance of a Merger or Sale as aforesaid, all of the Options that shall have been granted pursuant to this Report and which shall not have been exercised or expired prior to the date of the Merger or Sale, shall expire, except if they shall have been adopted by the New Company as aforesaid.

3.7.6 Except as specified in this section, an allotment of securities of any type by the Company shall in no way affect the

number of Exercise Shares or the Exercise Price and shall not obligate the Company to perform any adjustment in connection with the Options and/or the Exercise Shares.

3.7.7 Liquidation of the Company – Unless determined otherwise by the Company's Board of Directors, in the event of liquidation of the Company, all of the Options that shall have been allotted to the Offeree shall immediately expire prior to the liquidation of the Company. In such a case, the Board of Directors is entitled to determine that the Options, in whole or in part, shall expire on a certain predetermined date and to allow the Offeree the right to exercise the Options that shall have been granted to him, and the Board of Directors is further entitled to determine that the ability to exercise the Options as aforesaid shall also apply with respect to Options which, according to the terms and conditions thereof, were not exercisable on the said effective date.

3.8 Termination of Office

3.8.1 If the Offeree shall cease, for any reason, to serve in his position ("**Termination of Office**"), unless determined otherwise by the Board of Directors, the provisions specified below shall apply:

3.8.1.1 The date of termination of office will be the date on which the Offeree shall cease to serve as the active chairman of the Company's Board of Directors (the "**Date of Termination of Office**").

3.8.1.2 In the event that the Date of Termination of Office shall occur before the Vesting Date, the Offeree will be entitled to exercise, until expiration of the Exercise Period, such number of Options as shall be calculated as follows:

The number of Options granted to the Offeree	X	The period from the Date of Commencement of Office until the Date of Termination of Office / The period from the Date of Commencement of Office until the Vesting Date

The balance of the Options that shall have been granted to the Offeree and which are not exercisable according to the above calculation shall expire on the Date of Termination of Office. Upon expiration of the said Options, all of the rights of the Offeree and/or his heirs in connection with the Options shall expire.

3.8.1.3 The aforesaid notwithstanding, if termination of the Offeree's office is as a result of death or Disability (as defined below), heaven forbid, all of the Options that shall have been allotted to the Offeree by the Date of Termination of Office shall be exercisable by him or by his lawful heirs (as the case may be) until expiration of the Exercise Period, as if the Offeree's employment with the Company shall not have ended.

"Disability", according to the meaning thereof in this subsection, is the Offeree's inability to serve in his position as a result of injury and/or illness for a period of at least six (6) consecutive months.

3.8.1.4 The aforesaid notwithstanding, if Termination of Office shall be under circumstances in which no entitlement to severance pay is established according to the provisions of the Severance Pay Law, 5723-1963 and subject to any law, all of the Options that shall have been granted to the Offeree and shall not yet have been exercised shall immediately expire.

3.8.2 It should be clarified that in any event, it will not be possible to exercise an option after expiration of the Exercise Period.

3.9 Transferability of the Options

Unless determined otherwise by the Board of Directors, the Options that shall be allotted to the Offeree pursuant to this Report will not be transferable and/or assignable, under any circumstances, with the exception of a transfer to heirs pursuant to any law. In the case of a transfer to heirs as aforesaid, the terms and conditions of the Options and the provisions of this Report shall bind the heirs.

In this Report, a "**transfer**" shall be a transfer of ownership of the Options, including a transfer or assignment of any other right therein, in any form or manner, including the charge or pledge thereof.

3.10 The Taxation Implications of the Allotment of the Options, their Exercise into Exercise Shares and the Sale of the Exercise Shares

3.10.1 General

This Report will serve, as aforesaid, as the Plan which shall be submitted to the tax authorities in Israel, subject to all of the requirements of Section 102 of the Ordinance and any written approval from the tax authorities in Israel.

The Company's obligation to transfer Exercise Shares to the Offeree upon the exercise of the Options or to perform any other action in connection with the Options or the Exercise Shares or in respect thereof is subject to the full fulfillment of any duty of payment of applicable income tax or other mandatory payment (if any), including withholding of any tax or mandatory payment that is required by law.

If there shall be any tax or other mandatory payment liability (National Insurance, National Health Insurance etc.) in respect of and/or due to the Options contemplated in this Report, including in respect of the allotment of Options to the Offeree, their exercise into Exercise Shares, the sale of the Exercise Shares, receipt of a dividend or any other benefit in respect of the Options or the Exercise Shares according to this Report – the Offeree shall bear the same pursuant to law (insofar as it shall be applicable to the Offeree pursuant to law). The Offeree shall indemnify the Company and/or the Trustee in respect of any payment or claim for payment of any tax that is levied as aforesaid, if any, and the Company shall be entitled to deduct from the amounts that shall be due to the Offeree any debt balance of the Offeree to the Company, insofar as such a debt shall exist in respect of indemnification as aforesaid.

3.10.2 <u>Capital Gains Track</u>

In accordance with the terms and conditions of the Capital Gains Track, the Trustee who has been approved for the Plan for purposes of Section 102 of the Ordinance will hold, in trust, in favor of the Offeree, the Options that shall be allotted for him and the Exercise Shares that shall derive from the exercise of the Options.

In accordance with the provisions of the Capital Gains Track, the Options that are granted to the Offeree shall be held by the Trustee throughout the Effective Period (at the very least) in order that the benefit deriving from the Options shall be deemed as capital gains according to the Capital Gains Track and shall be taxed accordingly. In accordance with the terms and conditions of the Options which are specified in this Report, the Offeree will not be entitled to exercise the Options before the expiration of the Effective Period.

In the event of a distribution of rights, including bonus shares, by virtue of the Options that shall have been allotted to the Offeree ("**Additional Rights**"), any and all Additional Rights shall be allotted to the Trustee in favor of the Offeree and shall be held by the Trustee at least until the end of the Effective Period of the Options in respect of which the rights

shall have been allotted, and the terms and conditions of the Capital Gains Track shall apply to such Additional Rights.

Subject to any law, if the Company shall distribute dividends in cash to its shareholders, the Company shall remit the dividend directly to the Offeree in respect of the Exercise Shares that the Trustee holds for him (if any), after withholding the tax required by law.

3.10.3 See Section 3.2 above with respect to the approval required from the Israel Tax Authority to ensure the applicability of the provisions of the Capital Gains Track to the Options that shall be allotted to the Offeree pursuant to this Report.

3.10.4 The foregoing provisions of this section refer to the law applicable on the date of the Report. The provisions of the law in connection with the mandatory payments and the tax aspects with respect to the Options may change from time to time.

3.11 Miscellaneous

3.11.1 Continuation of Engagement and Non-Waiver of Rights – This Report and/or the granting of Options pursuant to this Report constitute no direct and/or indirect undertaking by the Company to continue engaging with the Offeree pursuant to this Report. In addition, no right is conferred upon the Offeree in respect of this Report to continue his engagement with the Company as aforesaid, and there is no condition in this Report which limits the Company from terminating its engagement with the Offeree at its discretion.

3.11.2 Rights that Derive from Employment Relations – It is clarified that no income or profit that shall be imputed (or will purport to be imputed) to the Offeree in respect of this Report shall be taken into account upon the calculation of the basis for the Offeree's entitlement *vis-à-vis* the Company to any social benefits (including severance pay, pension etc.) or to other rights or benefits which derive from employment relations.

4. Details of the Price of the Company's Share

The closing price of the Company's share on TASE on February 12, 2008, the closing price on the date preceding the date of release of this Report, was NIS 16.52. The closing price of the Company's share on TASE on February 13, 2008, the closing price on the date of release of this Report, was NIS 16.46 (the said closing price was determined at the end of trading on TASE on February 13, 2008 and preceded the date of the audit committee's meeting and the Board of Director's meeting at which the resolutions on the allotment were adopted and the actual release of this Report).

The Exercise Price of the Options that shall be allotted to the Offeree is lower, by approximately 0.73%, than the closing price of the Company's share on TASE on February 12, 2008 and is lower, by approximately 0.36%, than the closing price of the Company's share on TASE on February 13, 2008.

5. **The Fair Value of the Offered Options**

5.1 The Company implements Accounting Standard No. 24 "share-based payment" (the "**Standard**"). The essence of the provisions of the Standard is the recording of expenses in respect of the granting of the Options in the Company's financial statements in accordance with the fair value thereof on the date of the grant of the Options according to the provisions of the Standard. The expense shall be recorded in the Company's financial statements over the vesting period, in accordance with the number of Options that shall be granted and in accordance with the fair value of the Options, as of the date of approval of the Offering by the general meeting as aforesaid.

5.2 In accordance with the aforesaid, the Company has chosen to implement the Black-Scholes model for the purpose of calculation of the fair value of the Options that are granted pursuant to this Report in its financial statements. Calculation of the fair value of the offered Options is based on a financial opinion that was prepared by Optimize Risk Management Ltd. (headed by Professor Zvi Wiener) which calculated the value of the benefit of the offered Options according to the Black-Scholes model.

5.3 Set forth below is a calculation of the fair value of each option according to the Black-Scholes model and the instructions that underlie the calculation:

(a) The share price for the purpose of the calculation is the closing price of the Company's share on TASE at the end of trading day February 13, 2008 (NIS 16.46).

(b) The Exercise Price is NIS 16.40. This price is not linked to the consumer price index.

(c) So long as the option is not exercised for shares– in the case of a distribution, the option holder will have no right to receive a dividend but an adjustment will be performed to the Exercise Price of the Options, as explained above.

(d) The standard deviation was calculated according to the Company's daily yields over the four years ended on February 13, 2008. Accordingly, the annual standard deviation is 25%.

(e) The risk-free interest rate is 5.11% (4.98% in a continuous calculation).

5.4 The calculation of the fair value does not take into account the fact that the Options shall not be listed on TASE and does not take into account the tax that may be applicable upon the exercise of the Options or sale of the Exercise Shares. However, since, to the Company's understanding, this model best calculates and reflects the fair value of the Options from among the currently-existing models, the Company chose to implement the same with respect to calculation of the fair value of the Options allotted thereby.

It should be emphasized that the calculations presented above were made as of February 13, 2008. The effective date for calculation of the fair value of the Options for the purpose of the Company's financial statements, in accordance with the provisions of Accounting Standard No. 24, is the date of the grant of the Options for accounting purposes (see Section 5.1 above). In view of the aforesaid, the fair value of the Options that shall be allotted to the Offeree shall be determined in accordance with the said date, and is subject to market fluctuations and to other additional factors which are not dependent on the Company and are beyond the Company's control. As of the date of this Report, the value of the Options for the Offeree has been assessed at approximately NIS 4.78 per option (and the Offeree's total option value is approximately NIS 3,942 thousand as of the date of release of the Report).

6. <u>The Options Offered Pursuant to this Report and the Company's Capital</u>

6.1 Set forth below are details regarding the Company's share capital as of February 13, 2008:

		The Issued and Paid-Up Capital		
The Authorized Capital	**Class of Shares**	**On the Date of Submission of this Report**	**Upon Dilution Deriving from the Allotment in accordance with this Report[1]**	**Upon Full Dilution[2]**
2,000,000,000	Ordinary shares NIS 1.00	1,262,819,806	1,262,819,806	1,280,965,238

6.2 The Company has securities convertible into shares of the Company, according to the following specification:

[1] Assuming exercise of all of the Options that shall be allotted to the Offeree pursuant to this Report for shares that shall be purchased by the Bank (treasury shares).

[2] Assuming exercise of all of the other options that have been allotted by the Company and exercise of all of the Options offered pursuant to this Report for shares that shall be purchased by the Bank (treasury shares). The Bank has, in the past, issued capital notes which are deemed, according to the approval of the Supervisor of Banks, as complex primary capital and complex secondary capital instruments for purposes of the capital to risk components ratio. The said capital notes are convertible, in certain cases, into ordinary shares of the Bank. The Bank will be obligated to convert the unpaid balance of the capital notes into ordinary shares in exceptional cases, *inter alia*, if its capital to risk components ratio shall decline. The said capital notes were not taken into account in the dilution calculation in this Report.

18,145,432 non-marketable options which were allotted in 2004 to 2007 according to the option plans of the Company and which have not yet been exercised for shares or expired.

6.3 Set forth below are details regarding the holdings of the Offeree and the Company's shareholders on the date of this Report, after the allotment pursuant to this Report and upon full dilution[3].

	Number of Options Offered	Quantity and Holding Rate of Capital and Voting Prior to the Granting of the Options		Quantity and Holding Rate of Capital and Voting After the Exercise of the Offered Options[I]		Quantity and Holding Rate of Capital and Voting Upon Full Dilution[II]	
		Number of Shares	%	Number of Shares	%	Number of Shares	%
The Offeree							
Danny Dankner	825,000	0	**0%**	825,000	**0.07%**	825,000	**0.07%**
I – Assuming exercise of all of the Options offered pursuant to this Report for shares that shall be purchased by the Bank (treasury shares). II – Assuming exercise of all of the other options that have been allotted by the Company and exercise of all of the Options offered pursuant to this Report for shares that shall be purchased by the Bank (treasury shares). See the footnote below regarding capital notes that were issued by the Bank and which have not been taken into account in the dilution calculation in this Report							
Additional Material Shareholders and Interest Holders							
Arison Holdings (1998) Ltd.	0	262,731,308	**20.81%**	262,731,308	**20.81%**	262,731,308	**20.51%**
Israel Salt Industries Ltd.	0	75,764,441	**6.00%**	75,764,441	**6.00%**	75,764,441	**5.91%**
Zvi Ziv	0	17,088	**0.00%**	17,088	**0.00%**	17,088	**0.00%**
Yossef Dauber	0	16,530	**0.00%**	16,530	**0.00%**	16,530	**0.00%**
Management clients of Alliance Bernstein, AXA IM, and their respective affiliates	0	94,790,326	**7.51%**	94,790,326	**7.51%**	94,790,326	**7.40%**
Lazard Asset Management LLC	0	63,608,757	**5.04%**	63,608,757	**5.04%**	63,608,757	**4.97%**
Public (*)	0	765,891,356	**60.64%**	765,066,356	**60.57%**	783,211,788	**61.14%**
Total			**100%**		**100%**		**100%**

* Public, including employees and officers of the Company (who hold 18,145,432 options) and with the exception of the allotment to the Offeree.

[3] For further details, see the immediate report on holdings by interest holders which was published on January 27, 2008.

7. **The Consideration for the Offered Securities and the Manner in which it was Determined**

The Options are offered to the Offeree for no consideration. In view of the use of the Net Exercise mechanism, as specified in Section 3.6.2 above, the Company is not expected to receive any consideration from the Offeree upon the exercise of the Options for the Exercise Shares.

8. **Personal Interest in the Consideration**

To the best of the Company's knowledge, there is no material shareholder or officer of the Company who has a personal interest in the consideration.

9. **Required Approvals**

9.1 On February 13, 2008 the Company's Board of Directors approved performance of the Offering to the Offeree after the approval of the Company's audit committee, on the same day, of performance of the Offering to the Offeree (as specified in this Report above).

9.2 The Offering to the Offeree is subject to the approval of the Company's general meeting, which is convened according to the Additional Report (as specified in this Report above). For further details please see the Additional Report.

9.3 The allotment of the Options to the Offeree pursuant to this Report will be performed only after receipt of the Supervisor's Approval.

Since the Options shall be exercisable only for treasury shares which shall be held by the Company, there is no need for receipt of the approval of TASE for the listing of the Exercise Shares.

10. **Date of Allotment of the Options**

The allotment of the Options pursuant to this Report shall be performed only after:

10.1 The lapse of 30 days from the submission of the Plan to the Bank's assessing officer, as required pursuant to the provisions of Section 102 of the Ordinance.

10.2 Receipt of the Supervisor's Approval.

10.3 Approval of the Company's general meeting.

11. **Agreements between the Offeree and Other Shareholders**

After an inquiry that was performed with the Offeree, to the best of the Company's knowledge, there are currently no written or oral agreements between the Offeree and another holder of shares of the Company with respect to the acquisition or sale of securities of the Company or with respect to voting rights in the Company.

12. **The Reasons for the Amount of the Remuneration Determined and the Manner of its Determination**

The allotment of the Options to Mr. Dankner is part of the terms and conditions of office which were determined for him as a whole. For the manner of determination of the terms and conditions of office as a whole and for the reasons for the determination of the remuneration, **see the Additional Report which is being released concurrently with this Report**.

13. The Company's representatives for purposes of the handling of this immediate report are Adv. Oded Eran, Adv. Tal Atsmon and Adv. Yaron Sever of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co, Tel: 03-6089999, fax: 03-6089909.

Bank Hapoalim Ltd.

Names and Positions of the Signatories
Adv. Ilan Mazur, General Counsel
Yoram Weissbrem, Bank Secretary

Cc: **Bank of Israel** – 20 Yavne St., Tel Aviv
Registrar of Companies – 97 Jaffa St., Jerusalem

END